SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2Q16 Results

Copel records net income of R$996.6 million in the 2Q16

	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	3,694.6	3,073.6	3,908.8	(5.5)	6,768.2	8,145.9	(16.9)
Operating Income (R$ million)	1,496.2	191.4	448.0	234.0	1,687.6	1,164.5	44.9
Net Income (R$ million)	996.6	136.1	302.0	230.0	1,132.7	772.0	46.7
Earnings per share (R$)	3.63	0.49	1.01	260.6	4.12	2.59	58.8
EBITDA (R$ million)	1,542.1	528.3	493.2	212.7	2,070.5	1,328.1	55.9
Return on Shareholders' Equity (annualized)¹	30.3%	3.8%	9.1%	231.6	16.1%	11.6%	39.1
Energy Supply (GWh)	6,753	6,896	6,922	(2.4)	13,648	14,188	(3.8)
Capex² (R$ million)	974.1	882.2	534.8	82.1	1,856.2	962.4	92.9
EBITDA Margin	41.7%	17.2%	12.6%	230.8	30.6%	16.3%	87.6
Operating Margin	40.5%	6.2%	11.5%	253.4	24.9%	14.3%	74.4
Net Margin	27.0%	4.4%	7.7%	249.1	16.7%	9.5%	76.6
¹ Calculated according to the initial shareholders' equity for the year.
² Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Jun-16	Mar-16	Dec-15	Sep-15	Jun-15
Power Purchase Average Rate - Copel Dis	157.96	152.05	187.06	204.25	248.89
Retail Average Rate - Copel Dis¹	433.87	433.82	433.91	433.92	376.65
Sales to Distributors Average Rate - Copel GeT	176.93	170.92	154.59	158.10	151.62

Indicators	Jun-16	Mar-16	Dec-15	Sep-15	Jun-15
Equity (R$ Thousand)	15,683,988	14,710,154	14,584,478	14,262,309	14,156,143
Net debt (R$ Thousand)²	7,558,902	7,424,710	7,065,159	6,877,225	6,649,237
Book Value per Share (R$)	57.31	53.75	53.30	52.12	51.73
Net debt/ Shareholders' Net Equity	48.9%	53.2%	53.2%	49.7%	49.4%
Current Liquidity	1.0	1.2	1.4	1.7	1.6
¹ Does not consider tariff flags.
² Included Guarantees and Endorsements.

CPLE3 | R$20.04 CPLE6 | R$29.22	ELP | US$ 8.98 XCOP | € 6.50	Market value | R$6.6 bi * Quotes 06.30.2016

Earnings Release 2Q16

LIST OF CONTENTS

1. Main Events in the Period

2. Financial Performance

2.1 Operating Revenues

2.2 Operating Costs and Expenses

2.3 Equity in the Earnings of Subsidiaries

2.4 EBITDA

2.5 Financial Result

2.6 Consolidated Net Income

2.7 Consolidated Income Statement

3. Main Account and Changes Balance Sheet

3.1 Main Accounts

3.2 Balance Sheet – Assets

3.3 Debt

3.4 Balance Sheet – Liabilities

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

4.2 Copel Distribuição

4.3 Copel Telecomunicações

4.4 UEG Araucária

4.5 Accounting Information

5. Investment Program

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

6.2 Grid Market (TUSD)

6.3 Electricity Sales

6.4 Total Energy Sold

6.5 Energy Flow

6.6 Tariffs

7. Capital Market

7.1 Capital Stock

7.2 Stock Performance

7.3 Dividends and Interest on Own Capital

8. Operating Performance

8.1 Power Generation

8.2 Transmission

8.3 Distribution

8.4 Telecommunications

8.5 Equity Interests

8.6 New Projects

9. Other Information

9.1 Human Resources

9.2 Main Operational Indicators

9.3 Conference Call 2Q16 Results

Exhibit I – Consolidated Cash Flow Statement

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Exhibit III – Financial Statements by Company

2

* Amounts subject to rounding.

Earnings Release 2Q16

1. Main Events in the Period

Copel presented a Net Income of R$996.6 million in the 2Q16, an amount 230.0% higher than the R$302.0 million recorded in 2Q15, while EBITDA reached R$1,542.1 million, an increase of 212.7% when compared to 2Q15, reflects of the remeasurement of transmission assets related to RBSE, with R$977.8 million effect on the revenue, and the reversal of R$211.4 million for the provisions for litigations. This result was partially offset by the non-activation of the Araucária TPP and by the reductions in Copel Distribuição’s captive and grid markets, by 1.9% and 2.2%, respectivel, and non-recurring effects in Copel Distribuição.

Remeasurement of the transmission assets related to the Existing System Basic Network (RBSE)

On April 22, 2016, Ordinance 120/2016 of the Ministry of Mines and Energy determined that the amounts ratified by Aneel related to the non-depreciated transmission assets existing on May 31, 2000 (RBSE) must be incorporated to the Regulatory Remuneration Base, and that their cost of capital must be added to APR. The Ordinance also determined that the cost of capital will be composed of compensation and depreciation installments, plus related taxes, and recognized as of the 2017 tariff revision process, with adjustments and revisions in accordance with contractual conditions.

Also pursuant to the Ordinance, the cost of capital not incorporated between the concessions’ extensions and the 2017 tariff revision process should be restated at the real cost of own capital of the transmission segment defined by Aneel (10.4%) and, after the tariff revision process, it will be remunerated at the Weighted Average Cost of Capital (WACC) of 6.6%, also defined by the Agency.

Based on the information available in the Ordinance and in the Tariff Adjustment Procedure - PRORET, the Company remeasured the cash flow estimate for these assets in the amount of R$1,355,1 million updated on June 30 2016, with the effect of R$977.8 million on the revenues and R$645.3 million on the net income. More details in item 3.1.

Reversal of provision for litigation

In 2Q16, Copel Holding registered the reversal of a provision for litigation in the amount of R$211.4 million, of which R$193.4 million refer to the process, finalized and ruled in favor of the Copel Holding, which required the payment of the Cofins and its respective interest and fine, registered as a result of withdrawal of court decision that had recognized the Company's immunity to the tax.

This reversal was partially offset by the R$147.2 million recorded in provisions, mainly consisting of R$79.9 million for administrative and labor litigations and R$60.9 million for doubtful accounts.

3

* Amounts subject to rounding.

Earnings Release 2Q16

Copel Distribuição Results

Copel Distribuição recorded a loss of R$64.2 million and negative EBITDA of R$169.1 million in 2Q16. This result was mainly impacted by (a) the retraction of the energy market in the period, which resulted in revenue frustration of R$34.7 million, (b) the provision of R$55.3 million as allowance for doubtful accounts, of which R$43.3 million are not included in the tariff coverage, and (c) non-recurring passive constitution of R$77.8 million as a result of sectorial financial assets and liabilities, due to the review, by Aneel, of the calculation of the over-contracting of the 2014/2015 cycle and the recognition of legal adjustments of the Electric Power Commercialization Chamber (CCEE). In addition, revenue also had an impact of R$7.5 million related to the difference in the amortization of sectorial assets and liabilities.

Operating costs and expenses were mainly impacted by (a) the increase of R$8.4 million in personnel costs influenced by the corporate reorganization in February, and (b) the recognition of R$6.5 million related to the restoration of materials and decommissioning of assets.

Novation of the CRC's Adjustment Agreement

In June, the Company's Board of Directors approved the Novation of CRC's Adjustment Agreement between Copel and the State Government of Paraná. The 5th amendment includes the partial grace period for the payment of interest and amortization until December 31, 2017, without the actual loss of the total value of the agreement, maintaining its Net Present Value. The other terms of the agreement remain unchanged. More details in item 3.1.

4th Tariff Revision Cycle of Copel Distribuição

In June, Aneel approved the result of the 4th Tariff Revision Cycle of Copel Distribuição, representing an average effect perceived by customers of -12.87%, reflecting (i) the repositioning of Portion A and B costs items, which represent 1.91%, (ii) the inclusion of financial components ascertained in the current tariff revision process to be paid in the 12 subsequent months, with an effect of -1.73%, and (iii) the removal of financial components set out in the last tariff process, which contributed to an effect of -13.05% on the Company's current tariff revision process.

Portion A, which includes charges, transport and energy costs, totaled R$7,786.8 million, of which (i) R$2,549.3 million refers to sector charges, (ii) R$405.7 million to transmission costs, and (iii) R$4,831.8 million to energy purchase costs.

Portion B, which includes operating costs, annual fees, remuneration, depreciation, non-recoverable revenue and others, totaled R$2,222.4 million and mainly reflects the expansion of the net asset base, which reached R$4,920.4 million (versus the R$2,552.3 million recorded in the 3rd Tariff Revision Cycle), reflecting the robust investment program implemented by Copel Distribuição in the last 4 years. Thus, the Copel Distribuição’s Regulatory Ebitda will be R$984.2 million for the period between July 2016 and June 2017.

4

* Amounts subject to rounding.

Earnings Release 2Q16

In addition, the X Factor, defined based on potential productivity gains, compatible with market growth and the number of consumer units, service quality, and the transition of efficient operating costs, will be composed of a productivity component (Pd) of +1.12% and a cost trajectory component (T) of -1.99%, which will increase Portion B throughout the cycle.

The reference for regulatory losses was set at 6.22% of the energy injected for technical losses and 4.70% of the low-voltage market for non-technical losses for the entire cycle, without a reduction target. The new tariffs were applied to Copel Distribuição's customers as of June 24, 2016.

Readjustment of the Authorized Annual Permitted Revenue (APR) of Transmission Assets

In June, Aneel established, through Ratification Resolution No. 2098, the authorized annual revenues for electricity transmission concessionaires. The value set for the 2016/2017 cycle for transmission assets operated by Copel GeT and SPCs (proportional to Copel's interest) is R$408.3 million, due to (a) the startup of new assets, (b) the correction of the agreements for the period's inflation, and (c) system improvements approved by Aneel. In addition to the operating assets, Copel, through Copel GeT and SPCs, is building 8 new projects that will provide an addition of R$394.1 million to Copel's APR, when in operation. See more details in item 8.2.

Annual Generation Revenues - AGR

In July, through Ratification Resolution No. 2107, Aneel established the Generation Annual Revenues of hydroelectric power plants under the quota regime of Law No. 1278. As a result, Copel GeT will receive Annual Generation Revenue (AGR) totaling R$126.7 million, of which R$126.1 million corresponds to the Governador Parigot de Souza HPP and R$0.6 million to the Rio dos Patos HPP. More details in item 8.1.

Exclusion from Liability - Colíder HPP

Through Order No. 1580 of June 14, 2016, Aneel rejected the administrative claim filed by Copel GeT for the recognition of the exclusion from liability for the delay in the implementation schedule of the Colíder Hydroelectric Power Plant, keeping unchanged the implementation and the supply schedules and other obligations under the Agreements for Energy Sales in the Regulated Environment concerning the plant.

Initially, the technical team of Aneel, supported by the Agency's Prosecutor, recognized the riots and acts of vandalism occurred at the construction site in February 2013 as a case of exclusion from liability, recommending the postponement of the first unit's commercial operation to May 30, 2015, corresponding to 151 days’ relocation in the implementation schedule. However, the executive board of the agency, disregarding the advice of its technical team and Prosecutor, concluded that the facts are not characterized as unforeseeable circumstances or cases of force majeure or that they did not have a causal connection with the delay in the implementation of the project in the circumstances in which they occurred. The Company filed a request for reconsideration of the order and is awaiting trial. The Company's claim is of 644 days, as a result of acts of government, unforeseeable circumstances or in cases of force majeure occurred during the implementation of the Colíder HPP, with its startup initially planned for December 30, 2014. More details in item 8.1.

5

* Amounts subject to rounding.

Earnings Release 2Q16

Copel is elected the best distributor in Brazil in the customers’ opinion

Copel Distribuição was elected for the fifth time in the last six years and for the third consecutive year as Brazil's best energy distributor in the opinion of consumers and the best distributor in the South region, in the 18th Award of the Brazilian Association of Power Distribution Companies (Abradee). Copel competed in different categories with power distribution companies from all over the country and had the highest score in the Perceived Quality Satisfaction Index (ISQP -  Índice de Satisfação da Qualidade Percebida), calculated from a questionnaire with around 70 questions through which more than 2,000 consumers across State of Paraná evaluated the company in five different areas of quality: energy supply, information and communication, company's image, electricity bill and customer service.

With the titles of this year, the Company now has 19 trophies, six of which in customers’ opinion, three as the best national distributor, five as South Region’s best distributor, two in operational management and one trophy in each of the following categories: economic and financial management, management quality and social responsibility.

Operational Startup – Bateias - Curitiba Norte TL

In May, the Bateias - Curitiba Norte transmission line, 33 km long, and Curitiba North substation, a project owned by Copel GeT, both came into operation. They operate at 230 kV and were acquired by Copel GeT in Aneel's Transmission Auction No. 007/2013. The project totals an investment of R$69.0 million, and adds R$7.7 million to Copel GeT's APR. More details in item 8.2.

Progress of works - Araraquara II - Taubaté TL

Copel GeT received the environmental clearance to start the works on the last stretch of the Araraquara II - Taubaté transmission line. The project was divided into four stretches and three of them had already received clearance from the Environmental Company of the State of São Paulo (CETESB). With a total investment of R$434.3 million, the startup of the transmission line's operation is scheduled for April 2017 and will add R$27.4 million to Copel GeT's APR. More details in item 8.2.

Issue of R$300.8 million in debentures – Brisa Potiguar Complex

On July 27, 2016 Copel concluded the fund raising of R$300.8 million through the private issue of debentures subscribed by BNDES and BNDESPAR. The papers were divided into three series, two pegged to the TJLP and one to the IPCA. The operation follows FINEM's features and has a term of 16 years, with a grace period of 6 months and monthly amortization.

6

* Amounts subject to rounding.

Earnings Release 2Q16

The financial support will be allocated to cover the bridge loan obtained for the construction of the Brisa Potiguar Wind Farm Complex (183.6 MW), built by the Company in State of Rio Grande do Norte and which began its commercial operation in October 2015.

Issue of R$1.0 billion in debentures – Copel GeT

On July 21, 2016, Copel GeT completed its 2nd issue of simple, non-convertible debentures, for public distribution with restricted placement efforts, under CVM Instruction 476/2009, in the total amount of R$1.0 billion.

One hundred thousand debentures were issued with a nominal unit value of R$10,000, a three-year term and amortization in the 2nd and 3rd years. The debentures will bear interest corresponding to 121.0% of the average daily rates of one-day Interbank Deposits (DI). The funds raised will be used in the Issuer's working capital and investments.

Operating license – SPC Matrinchã

On 29 July, 2016, was granted the Operation License for SPC Matrinchã Transmissora de Energia (49% Copel GeT and 51% State Grid), allowing its commercial operation. The transmission line adds R$61.2 million to APR Copel GeT.

7

* Amounts subject to rounding.

Earnings Release 2Q16

2. Financial Performance

2.1 Operating Revenues

Net operating revenue totaled R$3,694.6 million in 2Q16, 5.5% down year on year, due to the 39.6% reduction in the “electricity sales to distributors” account due to lower revenue in the spot market, as a result of the non-activation of the  Araucária TPP in 2Q16, and the lower spot price (PLD) in the period (R$60.15/MWh in 2Q16 versus R$382.82/MWh in 2Q15).

The variation in revenues was also influenced by (a) lower income from result of sectorial financial assets and liabilities, which was a negative R$727.3 million in 2T16 compared to the positive result of R$478.1 million in 2T15, reflecting the amortization of R$398.5 million in the period, due mainly to the recovery through tariffs of deferrals made in 2013 and 2014, reducing the value of the CDE and the lower cost of energy purchased front of the tariff coverage, and (b) the recognition of R$977.8 million in use of the main distribution and transmission grid, resulting from the remeasurement of the cash flow of the assets of the RBSE. The following variations are also worth mentioning:

(i) increase of 4.2% in revenue from "electricity sales to final customers" due to the 15.3% upturn applied to the Copel Distribuição’s tariffs since June 24, 2015, partially offset by the 2.4 % reduction in Copel Distribuição’s volume electricity sales to final customers;

(ii) increase of 19.9% in "revenues from telecommunications" due to the expansion of the service to new customers;

(iii) decrease of 8.8% in “distribution of piped gas revenue”, reflecting the non-activation of the Araucária TPP, partially offset by the reajustment in gas prices;

(iv) growth of 28.1% in "other operating revenues", mainly due to revenues from leases and rentals, services, and fines related to the migration of captive customers to the free market.

							R$ '000
Income Statement	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,480,362	1,579,314	1,420,458	4.2	3,059,676	2,749,158	11.3
Electricity sales to distributors	628,945	682,006	1,041,606	(39.6)	1,310,951	2,334,626	(43.8)
Use of the main distribution and transmission grid	1,791,328	854,217	480,632	272.7	2,645,545	1,075,737	145.9
Construction revenue	301,292	271,153	272,962	10.4	572,445	541,194	5.8
Revenues from telecommunications	61,493	62,497	51,303	19.9	123,990	98,905	25.4
Distribution of piped gas	126,976	123,192	139,202	(8.8)	250,168	260,677	(4.0)
Result of sectorial financial assets and liabilities	(727,285)	(527,202)	478,136	-	(1,2554,487)	1,039,021	-
Other operating revenues	31,445	28,461	24,539	28.1	59,906	46,622	28.5
Operating revenue	3,694,556	3,073,638	3,908,838	(5.5)	6,768,194	8,145,940	(16.9)

Copel’s year-to-date net operating revenue fell by 16.9% when compared to the same period of last year, mainly due the reduction in the “eletricity sales to distributors, due the lower volume of energy sold by the Araucária TPP, and the amortization of the balance of sectorial financial assets and liabilities due to the recovery, through tariffs, of the 2013 and 2014 tariff deferral.

8

* Amounts subject to rounding.

Earnings Release 2Q16

2.2 Operating Costs and Expenses

In 2Q16, operating costs and expenses totaled R$2,382.9 million, down 34.3% when compared to the same period of 2015, mainly reflecting the 40.7% reduction in "electricity purchased for resale", due to (a) the termination of the current energy agreements (CCEARs), replaced by quotas agreement, (b) the reduction in Itaipu's energy tariff (US$25.78/kWh in 2016, compared to US$38.07/kWh in 2015), and (c) the higher GSF aligned with the lower spot price (PLD) in the period (R$60.15/MWh in 2Q16, versus R$382.82/MWh in 2Q15);

							R$'000
Electricity Purchased for Resale	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
CCEAR (Auction)	728,066	812,470	1,076,635	(32.4)	1,540,536	2,168,883	(29.0)
Itaipu Binacional	276,950	301,584	354,472	(21.9)	578,534	727,073	(20.4)
CCEE	87,890	133,063	439,353	(80.0)	220,953	846,604	(73.9)
Proinfa	60,628	60,573	45,207	34.1	121,201	89,250	35.8
Bilateral	4,213	4,217	3,912	7.7	8,430	22,902	(63.2)
(-) PIS/Pasep and Cofins	(103,974)	(112,036)	(143,961)	(27.8)	(216,010)	(287,342)	(24.8)
TOTAL	1,053,773	1,199,871	1,775,618	(40.7)	2,253,644	3,567,370	(36.8)

It is also worth highlighting:

(i) reversal of R$211.4 million in provisions for litigation related to tax issues;

(ii) the 79.0%  decrease in the cost of natural gas and supplies for gas business due to the non-activation of the Araucária TPP in 2Q16;

(iii) growth of 14.2% in "personnel and management," mainly reflecting the wage adjustment implemented as of October 2015;

(iv) increase of 8.5% in "charges of the main distribution and transmission grid", due to higher costs with reserve energy charges (ERR), partially offset by the reduction in system services (ESS) due to the lower dispatch from thermal plants outside the order of merit;

							R$000
Charges of the main distribution and transmission grid	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	152,480	150,729	156,981	(2.9)	303,209	312,228	(2.9)
Itaipu transportation charges	18,037	23,731	21,232	(15.0)	41,768	39,953	4.5
Charge reserve energy - EER	39,459	17,686	-	-	57,145	-	-
System Service Charges - ESS	25,488	93,417	36,692	(30.5)	118,905	89,254	33.2
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(22,469)	(20,882)	(18,609)	20.7	(43,351)	(34,727)	24.8
TOTAL	212,995	264,681	196,296	8.5	477,676	406,708	17.4

(v) increase of 9.4% in "third party services" as a result of the adjustment of agreements for the inflation and higher expenses with communication, data processing and transmission;

(vi) increase of 59.5% in "other operating costs and expenses" mainly reflecting (a) higher costs with financial compensation for the use of water resources due to the increased production of hydro power plants in the period, (b) advertising and marketing, (c) financial restatement of granting fee from GPS HPP.

9

* Amounts subject to rounding.

Earnings Release 2Q16

							R$ '000
Operating Costs and Expenses	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,053,773	1,199,871	1,775,618	(40.7)	2,253,644	3,567,370	(36.8)
Charge of the main distribution and transmission grid	212,995	264,681	196,296	8.5	477,676	406,708	17.4
Personnel and management	285,372	275,131	249,969	14.2	560,503	493,770	13.5
Pension and healthcare plans	62,520	63,508	61,710	1.3	126,028	125,898	0.1
Materials and supplies	20,329	23,315	17,523	16.0	43,644	38,226	14.2
Materials and supplies for power eletricity	7,718	10,494	86,329	(91.1)	18,212	133,054	(86.3)
Natural gas and supplies for the gas business	85,114	114,651	405,422	(79.0)	199,765	755,978	(73.6)
Third-party services	136,067	130,290	124,355	9.4	266,357	233,591	14.0
Depreciation and amortization	173,711	179,036	165,839	4.7	352,747	325,110	8.5
Provisions and reversals	(64,245)	121,061	182,919	-	56,816	403,692	(85.9)
Construction cost	294,639	258,865	288,893	2.0	553,504	562,079	(1.5)
Other cost and expenses	114,942	131,320	72,060	59.5	246,262	189,268	30.1
TOTAL	2,382,935	2,772,223	3,626,933	(34.3)	,155,158	7,234,744	(28.7)

In the first six months of 2016, operating costs and expenses totaled R$5,155.2 million, 28.7% lower than the same period last year, mainly due to (a) lower costs with energy purchase , due to the termination of existing energy agreements, the higher volume of the quotas agreement and the reduction in Itaipu’s energy tariff, (b) the decrease in the cost of raw materials and supplies for energy and natural gas production, reflecting the lower volume of energy dispatched by the Araucária TPP, and (c) the accounting of reversals in the period.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

10

* Amounts subject to rounding.

Earnings Release 2Q16

							'000
Company	2Q16	1Q16	2Q15	Var. %	1H16	1H15	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Joint Ventures	35,129	31,608	31,989	9.8	66,737	67,059	(0.5)
Dominó Holdings	11,354	8,692	5,985	89.7	20,046	11,182	79.3
Voltalia São Miguel do Gostoso I	2,218	579	(1,298)	-	2,797	(1,539)	-
Paraná Gás	(5)	(21)	-	-	(26)	-	-
Costa Oeste	1,822	1,913	1,737	4.9	3,735	3,527	5.9
Marumbi	1,870	4,632	3,078	(39.2)	6,502	6,754	(3.7)
Transmissora Sul Brasileira	485	(110)	371	30.7	375	641	(41.5)
Caiuá	1,028	621	561	83.2	1,649	1,186	39.0
Integração Maranhense	2,192	291	2,498	(12.2)	2,483	1,094	127.0
Matrinchã	11,876	10,416	10,757	10.4	22,292	25,181	(11.5)
Guaraciaba	161	2,935	6,525	(97.5)	3,096	14,161	(78.1)
Paranaíba	2,843	2,719	2,721	4.5	5,562	4,718	17.9
Mata de Santa Genebra	(707)	(2,534)	(871)	(18.8)	(3,241)	52	-
Cantareira	(8)	1,475	(75)	(89.3)	1,467	102	1,338.2
Associates	21,686	16,286	13,458	61.1	37,972	24,750	53.4
Sanepar	16,567	11,111	9,136	81.3	27,678	15,814	75.0
Dona Francisca Energética	2,014	2,656	2,021	(0.3)	4,670	4,243	10.1
Foz do Chopim Energética	3,105	2,799	2,342	32.6	5,904	4,757	24.1
Carbocampel	(3)	(1)	1	-	(4)	-	-
Copel Amec	3	4	2	50.0	7	6	16.7
Escoelectric	-	(283)	(44)	-	(283)	(70)	-
TOTAL	56,815	47,894	45,447	25.0	104,709	91,809	14.1

2.4 EBITDA

In the 2Q16, profit before interest, taxes, depreciation and amortization totaled R$1,542.1 million, 212.7% higher than the R$493.2 million recorded in 2Q15, mainly reflecting the remeasurement of the cash flow from the transmission assets concerning the RBSE and the reversal of provisions for litigation, partially offset by (a) the lower volume of energy sold in the short term market due to the non-activation of the Araucária TPP in 2Q16, and (b) reductions of 2.2% in Copel Distribuição’s grid markets.

In the first six months of 2016, EBITDA amounted to R$2,070.5 million, 55.9% higher than the R$1,328.1 million recorded in the first half of 2015.

Excluding non-recurring effects of the period, adjusted EBITDA would be R$540.8 million in 2Q16, 50.6% higher than the registered in the same period last year. The following table lists the items included in the calculation of adjusted EBITDA.

11

* Amounts subject to rounding.

Earnings Release 2Q16

						R$ million
Adjusted EBITDA	2Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	1,542.1	493.2	212.7	2,070.5	1,328.1	55.9
(-) RBSE Remeasurement	(977.8)	-	-	(977.8)	-	-
(-) Reversal of provision for litigation	(193.4)	-	-	(193.4)	-	-
(+) Revenue frustation (Copel Dis)	34.7	-	-	82.1	-	-
+/(-) Additional allowance for loan losses (Copel Dis)	43.3	7.7	462.3	66.9	13.8	384.8
+/(-) IRT 2015 result	-	(108.3)	-	-	(108.3)	-
+/(-) Amortization 7/30 days IRT 2015	7.6	(31.0)	-	15.1	(31.0)	-
+/(-) IRT 2016 result	77.8	-	-	77.8	-	-
+/(-) DIC/FIC	-	(2.5)	-	-	(10.1)	-
(+) Provisions for litigation	-	-	-	44.0	46.4	(5.2)
(+) sanitation materials and turning off assets	6.5	-	-	6.5	-	-
Adjusted EBITDA	540.8	359.1	50.6	1,191.7	1,238.9	(3.8)

2.5 Financial Result

In 2Q16, financial income totaled R$446.2 million, 44.6% up on the same period in 2015 due to (a) the recording of R$112.3 million in other financial income from the collection of R$180.6 million of a judicial deposit replaced by a guarantee insurance, (b) increased monetary variation on accounts receivable related to the concession, reflecting the result of Copel Distribuição’s 4th Tariff Revision Cycle, (c) an increase of 48.5% in arrears additions on energy bills, and (d) the increased monetary variation on the CRC, reflecting the higher inflation (IGP-DI) in the period. This result was partially offset by the lower compensation of sector assets and liabilities, due to the amortization in the period.

Second-quarter financial expenses totaled R$318.5 million, 69.4% higher than the same period of last year, primarily resulting from the increase in debt charges from the higher balance of financing and debentures.

Thus, the financial result had an increase of 5.9%, totaling R$127.7 million in 2Q16, versus R$120.6 million in 2Q15.

							R$'000
	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1//3)	(4)	(5)	(4/5)
Financial Revenues	446,220	213,969	308,635	44.6	660,189	528,511	24.9
Income and monetary variation on CRC transfer	63,019	57,468	46,973	34.2	120,487	98,966	21.7
Income from investments held for trading	47,996	41,945	34,514	39.1	89,941	57,025	57.7
Monetary restatement on indemnifiable assets - concession	113,478	8,917	49,521	129.2	122,395	93,088	31.5
Late fees on electricity bills	57,860	58,713	38,974	48.5	116,573	73,318	59.0
Monetary restatement on interest on indemnified assets - compensation of the concession	-	-	81,936	-	-	89,912	-
Income from financial investments available for sale	3,553	3,099	4,157	(14.5)	6,652	8,719	(23.7)
Monetary restatement and adjustment to present value of ccounts payable related to concession	237	841	1,387	(82.9)	1,078	1,387	(22.3)
Income from sectorial assets and liabilities	10,830	16,903	32,813	(67.0)	27,733	78,142	(64.5)
Exchange variation About Purchase Itaipu Electric Power	13,285	17,305	-	-	30,590	-	-
Other financial revenues	135,962	8,778	18,360	640.5	144,740	27,954	417.8
Financial Expenses	(318,472)	(371,830)	(188,006)	69.4	(690,302)	(366,997)	88.1
Monetary variation, foreign exchange and debt service charges	(248,162)	(249,045)	(150,357)	65.0	(497,207)	(270,373)	83.9
Monetary variation and adjustment to present value of ac ounts payable related to concession	(21,916)	(35,735)	(24,790)	(11.6)	(57,651)	(46,942)	22.8
Exchange variation About Purchase Itaipu Electric Power	(46)	(10,533)	14,879	-	(10,579)	-	-
Income from sectorial assets and liabilities	(18,700)	(1,648)	-	-	(20,348)	-	-
Interest on R&D and PEE	(10,372)	(9,602)	(8,024)	29.3	(19,974)	(15,170)	31.7
Other financial expenses	(19,276)	(65,267)	(19,714)	(2.2)	(84,543)	(34,512)	145.0
Financial income (expenses)	127,748	(157,861)	120,629	5.9	(30,113)	161,514	-

12

* Amounts subject to rounding.

Earnings Release 2Q16

In the first half of 2016, the financial result was a negative R$30.1 million, versus a positive R$161.5 million in the same period of 2015 and mainly reflects increased debt charges due to the higher balance of financing and debentures.

2.6 Consolidated Net Income

In 2Q16, Copel posted net income of R$996.6 million, 230.0% higher than the R$302.0 million recorded in 2Q15, while in the first six months of 2016, this figure came to R$1,132.7 million, 46.7% higher than the R$772.0 million recorded the first half of 2015.

13

* Amounts subject to rounding.

Earnings Release 2Q16

2.7 Consolidated Income Statement

							R$'000
Income Statement	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3,694,556	3,073,638	3,908,838	(5.5)	6,768,194	8,145,940	(16.9)
Electricity sales to final customers	1,480,362	1,579,314	1,420,458	4.2	3,059,676	2,749,158	11.3
Electricity sales to distributors	628,945	682,006	1,041,606	(39.6)	1,310,951	2,334,626	(43.8)
Use of the main distribution and transmission grid	1,791,328	854,217	480,632	272.7	2,645,545	1,075,737	145.9
Construction revenue	301,292	271,153	272,962	10.4	572,445	541,194	5.8
Revenues from telecommunications	61,493	62,497	51,303	19.9	123,990	98,905	25.4
Distribution of piped gas	126,976	123,192	139,202	(8.8)	250,168	260,677	(4.0)
Result of Sectorial financial assets and liabilities	(727,285)	(527,202)	478,136	-	(1,254,487)	1,039,021	-
Other operating revenues	31,445	28,461	24,539	28.1	59,906	46,622	28.5
OPERATING COSTS AND EXPENSES	(2,382,935)	(2,772,223)	(3,626,933)	(34.3)	(5,155,158)	(7,234,744)	(28.7)
Electricity purchased for resale	(1,053,773)	(1,199,871)	(1,775,618)	(40.7)	(2,253,644)	(3,567,370)	(36.8)
Charge of the main distribution and transmission grid	(212,995)	(264,681)	(196,296)	8.5	(477,676)	(406,708)	17.4
Personnel and management	(285,372)	(275,131)	(249,969)	14.2	(560,503)	(493,770)	13.5
Pension and healthcare plans	(62,520)	(63,508)	(61,710)	1.3	(126,028)	(125,898)	0.1
Materials and supplies	(20,329)	(23,315)	(17,523)	16.0	(43,644)	(38,226)	14.2
Materials and supplies for power eletricity	(7,718)	(10,494)	(86,329)	(91.1)	(18,212)	(133,054)	(86.3)
Natural gas and supplies for the gas business	(85,114)	(114,651)	(405,422)	(79.0)	(199,765)	(755,978)	(73.6)
Third-party services	(136,067)	(130,290)	(124,355)	9.4	(266,357)	(233,591)	14.0
Depreciation and amortization	(173,711)	(179,036)	(165,839)	4.7	(352,747)	(325,110)	8.5
Provisions and reversals	64,245	(121,061)	(182,919)	-	(56,816)	(403,692)	(85.9)
Construction cost	(294,639)	(258,865)	(288,893)	2.0	(553,504)	(562,079)	(1.5)
Other cost and expenses	(114,942)	(131,320)	(72,060)	59.5	(246,262)	(189,268)	30.1
EQUITY IN EARNINGS OF SUBSIDIARIES	56,815	47,894	45,447	25.0	104,709	91,809	14.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,368,436	349,309	327,352	318.0	1,717,745	1,003,005	71.3
FINANCIAL RESULTS	127,748	(157,861)	120,629	5.9	(30,113)	161,514	-
Financial income	446,220	213,969	308,635	44.6	660,189	528,511	24.9
Financial expenses	(318,472)	(371,830)	(188,006)	69.4	(690,302)	(366,997)	88.1
OPERATIONAL EXPENSES/ INCOME	1,496,184	191,448	447,981	234.0	1,687,632	1,164,519	44.9
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(499,606)	(55,359)	(145,966)	242.3	(554,965)	(392,513)	41.4
Income tax and social contribution on profit	(225,977)	(353,151)	(161,814)	39.7	(579,128)	(470,374)	23.1
Deferred income tax and social contribution on profit	(273,629)	297,792	15,848	-	24,163	77,861	(69.0)
NET INCOME (LOSS)	996,578	136,089	302,015	230.0	1,132,667	772,006	46.7
Attributed to controlling shareholders	992,959	133,506	275,339	260.6	1,126,465	709,307	58.8
Attributed to non-controlling interest	3,619	2,583	26,676	(86.4)	6,202	62,699	(90.1)
EBITDA	1,542,147	528,345	493,191	212.7	2,070,492	1,328,115	55.9

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2015 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On June 30, 2016, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,399.4 million, 29.3% lower than the R$1,978.1 million recorded on December 2015. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

14

* Amounts subject to rounding.

Earnings Release 2Q16

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

In June 2016 the Company's Board of Directors approved the Novation of the CRC Adjustment Agreement between Copel and the Government of the State of Paraná. The 5th addendum grants partial lack of interest payments and amortization until December 31, 2017, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will be maintained. The current CRC balance is R$1,454.3 million.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On June 30, 2016, the Company had a balance of R$424.9 million of sector financial liabilities, R$209.7 million of which were transferred to tariffs since June 24, 2016, R$177.3 million [MZT1]  will be accounted in the 2017 tariff adjustment process, and R$38.0 million will be considered in the 2021 tariff revision. More detail in our Quarterly Financial Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$589.3 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$1,756.6 million) and (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of Ordinance 120 of the Ministry of Mines and Energy (R$1,293.3 million). On June 30, 2016, the balance of this account stood at R$3,639.2 million. For further information, please refer to notes 10 and 11 of our Quarterly Financial Information.

15

* Amounts subject to rounding.

Earnings Release 2Q16

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On June 30, 2016, the amount registered in this account was R$59.3 million, reflecting the reclassification, to accounts receivable related to the concession, of the receivables from transmission assets related to the RBSE and PRC, due to the recognition of the effects of MME Ordinance No. 120. More details in Notes 10 and 11 to our Quarterly Financial Information.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 16.5% until June 30, 2016, due to equity in the earnings of investees and capital contributions recorded in the period. “Property, plant and equipment” increased 2.9%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 2.3%, reflecting period investments in new assets.

16

* Amounts subject to rounding.

Earnings Release 2Q16

3.2 Balance Sheet – Assets

					R$'000
Assets	Jun-16	Dec-15	Jun-15	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	4,512,404	6,933,397	6,869,865	(34.9)	(34.3)
Cash and cash equivalents	828,317	1,480,727	867,805	(44.1)	(4.6)
Bonds and securities	392,484	406,274	449,634	(3.4)	(12.7)
Collaterals and escrow accounts	322	2,000	7,120	(83.9)	(95.5)
Customers	2,543,217	3,032,827	2,680,418	(16.1)	(5.1)
Dividends receivable	27,926	40,345	34,417	(30.8)	(18.9)
CRC transferred to the State of Paraná	-	111,663	99,905	-	-
Net sectorial financial assets	-	910,759	1,551,712	-	-
Account receivable related to concession	22,174	9,162	8,047	142.0	175.6
Accounts receivable related to the concession compensation	-	-	248,540	-	-
Other current receivables	330,203	474,889	549,005	(30.5)	(39.9)
Inventories	142,384	131,018	134,712	8.7	5.7
Income tax and social contribution	67,128	194,244	153,985	(65.4)	(56.4)
Other current recoverable taxes	77,256	70,725	67,849	9.2	13.9
Prepaid expenses	40,418	49,282	16,716	(18.0)	141.8
Related parties	40,575	19,482	-	108.3	-
NON-CURRENT	25,257,816	22,014,260	21,076,336	14.7	19.8
Long Term Assets	7,437,577	4,951,792	8,615,904	50.2	(13.7)
Bonds and securities	178,596	91,117	95,817	96.0	86.4
Collaterals and escrow accounts	76,362	86,137	66,528	(11.3)	14.8
Customers	75,049	75,062	78,421	(0.0)	(4.3)
Net sectoral financial assets	1,454,304	1,271,579	1,253,874	14.4	16.0
CRC transferred to the State of Paraná	610,904	719,927	702,823	(15.1)	(13.1)
Judicial deposits	-	134,903	153,540	-	-
Account receivable related to concession	3,617,100	1,358,451	5,081,925	166.3	(28.8)
Accounts receivable related to the concession compensation	59,339	219,556	160,217	(73.0)	(63.0)
Other non-current receivables	47,282	31,614	36,557	49.6	29.3
Income tax and social contribution	160,985	94,686	89,540	70.0	79.8
Deferred income tax and social contribution	847,484	537,562	588,458	57.7	44.0
Other non-current recoverable taxes	120,505	112,902	123,709	6.7	(2.6)
Prepaid expenses	22,101	25,493	175	(13.3)	-
Related parties	167,566	192,803	184,320	(13.1)	(9.1)
Investments	2,592,484	2,224,710	1,856,924	16.5	39.6
Property, plant and equipment, net	8,941,072	8,692,682	8,657,388	2.9	3.3
Intangible assets	6,286,683	6,145,076	1,946,120	2.3	223.0
TOTAL	29,770,220	28,947,657	27,946,201	2.8	6.5

3.3 Debt

Gross Debt

Copel's consolidated debt totaled R$7,675.8 million on June 30, 2016, down 1.1% when compared to the R$7,761.0 million registered in 2015, reflecting the amortizations and payments of charges in the period, partially offset by the restatement of debt charges in the period.

On June 30, 2016, Copel’s gross debt represented 48,9% of consolidated shareholders’ equity, which at the end of the period was R$15,684.0 million, equivalent to R$57.31 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

17

* Amounts subject to rounding.

Earnings Release 2Q16

				R$'000
			Total	composition
				%
		Eletrobras - COPEL	56,715	0.7
	Domestic Currency	FINEP	24,769	0.3
		BNDES	1,674,504	21.8
		Banco do Brasil S/A and other	1,677,431	21.9
		Debentures and Promissory Notes	4,149,991	54.1
		Total	7,583,410	98.8
	Foreign Currency	National Treasury	92,423	1.2
		Total	92,423	1.2
TOTAL			7,675,833	100.0

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term	Long Term						Total
	Jul-16 - Jun-17	Jul-17 - Dec-17	2018	2019	2020	2021	From 2022
Domestic Currency	1,643,9337	1,674,632	1,474,762	940,275	496,845	158,034	1,194,925	7,583,410
Foreign Currency	8 2	-	-	-	-	-	91,601	92,423
TOTAL	1,644,7559	1,674,632	1,474,762	940,275	496,845	158,034	1,286,526	7,675,833

Endorsements and Guarantees

At the end of June 2016, the Company had R$1,282.5 million in guarantees and endorsements, as shown below.

					R$'000
Guarantees and Endorsements¹	Jun-16	Dec-15	Jun-15	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Transmissora Sul Brasileira	67,385	67,559	68,016	(0.3)	(0.9)
Caiuá Transmissora	39,738	41,246	42,717	(3.7)	(7.0)
Integração Maranhense	65,543	68,514	71,250	(4.3)	(8.0)
Matrinchã Transmissora	312,079	322,784	,203	(3.3)	3.3
Guaraciaba Transmissora	196,966	196,846	,960	0.1	1.5
Costa Oeste	16,216	16,859	17,538	(3.8)	(7.5)
Mata de Santa Genebra	249,096	245,356	,253	1.5	2.0
Paranaíba	147,528	134,263	92,701	9.9	59.1
Marumbi	40,414	42,143	41,330	(4.1)	(2.2)
Voltalia São Miguel do Gostoso I Participações S.A.	147,501	146,719	-	0.5	-
TOTAL	1,282,466	1,282,289	1,0733,968	-	19.4
¹ Adjusted for Copel’s stake.

Copel’s consolidated net debt (loans, financing and debentures less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

18

* Amounts subject to rounding.

Earnings Release 2Q16

¹EBITDA 12 months. / Considers equity in earnings of subsidiaries

² Not considered endorsements and guarantees.

³ Considered endorsements and guarantees.

					R$ million
	2012	2013	2014	2015	1H16
Net Debt Total	1,014	2,545	5,517	7,065	7,5559

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

						R$ million
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	2,854	1,900	196	2,038	689	7,676
Endorsements and Guarantees	105	-	-	1,177	-	1,282
Availability	155	507	89	10	639	1,399
Net debt	2,804	1,393	107	3,205	50	7,559

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

					R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
16,081	22,478	6,060	2,307	515,976	562,902
¹Relative to SPP Cavernoso, Apucaraninha, Chopim I , Chaminé and Derivação do Rio Jordão.

Granting Fee

It refers to the granting fee of the new concession agreement of the Gov. Pedro Viriato Parigot de Souza Hydroelectric Power Plant. Of the total amount of R$574.8 million, the Company paid the 1st installment of R$373.6 million in January 2016 and the 2nd installment, updated by the Selic rate, was paid on July 1, 2016 in the amount of R$214.7 million.

19

* Amounts subject to rounding.

Earnings Release 2Q16

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Jun-16	Dec-15	Jun-15	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	134,760	327,048	2	(58.8)	(58.8)
Labor suits	518,500	408,133	2	27.0	40.3
Employees and Benefits	69,690	104,480	8	(33.3)	(42.9)
Civil	655,768	598,637	8	9.5	(20.9)
Suppliers	-	-	33,184	-	-
Civil and administrative claims	357,636	325,217	9	10.0	17.6
Easements	73,769	62,869	39,527	17.3	86.6
Condemnations and property	211,667	196,895	0	7.5	(51.5)
Customers	12,696	13,656	15,258	(7.0)	(16.8)
Environmental claims	1,093	868	1	25.9	102.0
Regulatory	58,438	55,770	5	4.8	14.6
TOTAL	1,438,249	1,494,936	6	(3.8)	(15.3)

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the end of 2Q16, totaled R$3,468.2 million, 12,7% down on December 2015 (R$3,971.6 million), distributed in lawsuits of the following natures: tax (R$990.0 million); civil (R$1,244.4 million); regulatory (R$716.4 million), labor (R$467.2 million) and employee benefits (R$50.2 million).

20

* Amounts subject to rounding.

Earnings Release 2Q16

3.4 Balance Sheet – Liabilities

R$'000
Liabilities	Jun-16 (1)	Dec-15 (2)	Jun-15 (3)	Var.% (1/2)	Var.% (1/3)
CURRENT	4,455,957	4,789,118	4,184,007	(7.0)	6.5
Payroll, social charges and accruals	222,667	258,401	195,799	(13.8)	13.7
Suppliers	1,229,617	1,613,126	1,787,999	(23.8)	(31.2)
Income tax and social contribution payable	161,919	311,916	322,115	(48.1)	(49.7)
Other taxes due	215,831	340,948	197,556	(36.7)	9.3
Loans, financing and debentures	1,644,759	1,232,563	941,509	33.4	74.7
Minimum compulsory dividend payable	24,834	346,007	23,928	(92.8)	3.8
Post employment benefits	43,467	43,323	37,123	0.3	17.1
Customer charges due	144,290	277,458	218,006	(48.0)	(33.8)
Research and development and energy efficiency	157,070	167,881	163,685	(6.4)	(4.0)
Accounts Payable related to concession	276,707	61,786	55,141	347.8	401.8
Net sectorial financial liabilities	209,705	-	-	-	-
Other accounts payable	125,091	135,709	241,146	(7.8)	(48.1)
NON-CURRENT	9,630,275	9,574,061	9,606,051	0.6	0.3
Suppliers	5,923	5,923	14,249	-	(58.4)
Deferred income tax and social contribution	286,031	214	-	-	-
Other taxes due	244,119	257,273	259,084	(5.1)	(5.8)
Loans, financing and debentures	6,031,074	6,528,425	6,047,016	(7.6)	(0.3)
Post employment benefits	594,430	551,337	914,226	7.8	(35.0)
Research and development and energy efficiency	279,774	231,112	215,382	21.1	29.9
Accounts Payable related to concession	500,922	473,879	455,412	5.7	10.0
Net sectorial financial liabilities	215,235	-	-	-	-
Other accounts payable	34,518	30,962	1,656	11.5	-
Tax, social security, labor and civil provisions	1,438,249	1,494,936	1,699,026	(3.8)	(15.3)
EQUITY	15,683,988	14,584,478	14,156,143	7.5	10.8
Attributed to controlling shareholders	15,371,450	14,245,728	13,798,687	7.9	11.4
Share capital	6,910,000	6,910,000	6,910,000	-	-
Equity valuation adjustments	1,081,618	1,177,372	925,657	(8.1)	16.8
Legal reserves	744,784	744,784	685,147	-	8.7
Retained earnings	5,413,572	5,413,572	4,516,825	-	19.9
Additional proposed dividends	-	-	-	-	-
Accrued earnings	1,221,476	-	761,058	-	60.5
Attributable to non-controlling interest	312,538	338,750	357,456	(7.7)	(12.6)
TOTAL	29,770,220	28,947,657	27,946,201	2.8	6.5

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 2Q16, Copel GeT’s operating revenue reached R$1,753.1 million, 165.8% higher than the R$659.6 million recorded in the same period last year, mainly due  to (a) the recognition of R$977.8 million in the “use of the main transmission grid” account, reflecting the remeasurement of the cash flow from the transmission assets related to the RBSE, (b) the operational startup of new transmission assets, (c) the RAP readjustment in July 2015, (d) the higher volume of energy allocated to bilateral agreements (including short-term sales agreements), and (e) the adjustment applied to current agreements.

21

* Amounts subject to rounding.

Earnings Release 2Q16

Operating costs and expenses totaled R$440.4 million, down 35.0% when compared to 2Q15, mainly reflecting (a) lower expenses with power acquisition, due to the higher GSF in the period (91.1% in 2Q16 versus 81.0% in 2Q15) and reduced PLD (R$60.15/MWh in 2Q16 versus R$382.82/MWh in 2Q15), and (b) lower provisions (R$17.7 million in the 2Q16 compared to R$115.0 million in the 2Q15). These reductions were partially offset by the 17.6% increase in personnel and management costs, reflecting the wage increase as of October 2015 and the corporate reorganization in February 2016, and the 67.5% upturn in other operating expenses and costs mainly due to the financial restatement of the concession fee of the GPS HPP, in the amount of R$13.5 million.

The equity result was R$26.0 million versus a positive R$87.2 million in the same period in 2015, mainly due to the negative result of the Araucária TPP (loss of R$42.8 million in 2Q16 versus R$99.9 million profit in 2Q15). In 2Q16, Copel GeT posted net income of R$838.6 million and EBITDA of R$1,404.6 million.

Main Indicators	2Q16 (1)	1Q16 (2)	2Q15 (3)	Var.% (1/3)	1H16 (4)	1H15 (5)	Var.% (4/5)
Net Operating Revenue (R$ million)	1,753.1	751.7	659.6	165.8	2,504.9	1,568.5	59.7
Operating Income (R$ million)	1,255.5	238.0	141.9	785.1	1,493.5	696.0	114.6
Net Income (R$ million)	838.6	165.2	123.8	577.4	1,003.8	532.4	88.6
EBITDA (R$ million)	1,404.6	455.6	139.1	909.9	1,860.2	761.7	144.2
Operating Margin	71.6%	31.7%	21.5%	233.0	59.6%	44.4%	34.4
Net Margin	47.8%	22.0%	18.8%	154.8	40.1%	33.9%	18.1
EBITDA Margin	80.1%	60.6%	21.1%	279.9	74.3%	48.6%	52.9
Investment Program (R$ million)	508.8	512.2	217.5	133.9	1,118.1	507.6	120.3

In the first six months of 2016, Copel GeT registered operating revenue of R$2,504.9 million, up 59.7% when compared to the same period last year, while operating costs and expenses showed a 28.3% reduction, totaling R$831.2 million in the period. Net Income reached R$1,003.9 million and EBITDA totaled R$1,860.2 million, up 88.6% and 144.2%, respectively, when compared to the first half of 2015.

Copel GeT’s - Adjusted EBITDA

Excluding non-recurring effects of the period, EBITDA Copel GeT would be R$426.8 million, 206.9% higher than recorded in 2T15.

R$ million
Adjusted EBITDA	2Q16 (1)	2Q15 (2)	Var.% (1/2)	1H16 (3)	1H15 (4)	Var.% (3/4)
EBITDA	1,404.6	139.1	909.9	1,860.2	761.7	144.2
(-) Remeasurement of financial assets RBSE	(977.8)	-	-	(977.8)	-	-
Adjusted EBITDA	426.8	139.1	206.9	882.4	761.7	15.9

4.2 Copel Distribuição

22

* Amounts subject to rounding.

Earnings Release 2Q16

In 2Q16, Copel Distribuição’s operating revenue reached R$1,730.4 million, 30.3% lower than the R$2,482.2 million of the same period last year, mainly due to the lower result from financial sector assets and liabilities, which was a negative R$727.3 million due (a) to the amortization of R$398.5 million in the period, mainly reflecting the recovery through tariffs of deferrals made in 2013 and 2014, and (b) the negative constitution of R$309.4 million mainly due  to the reduction in the CDE account and lower costs of energy purchased front of the tariff coverage until June 23, 2016. In addition, the revenue decline was impacted by the downturn in the energy market in the period (down 1.9% in the captive market and 2.2% in the grid market), partially offset by the 105.2% upturn in supply revenue, reflecting the higher volume of energy sold in the short term market (641 MW in 2Q16 compared to the average of (100 MW in 2Q15).

Operating costs and expenses fell by 16.0%, reaching R$1,968.4 million in the period and mainly reflect the lower costs with energy acquisition in the regulated environment, due to the termination of existing energy agreements, replaced by energy agreements from the quota system, and the reduction in Itaipu’s energy tariff. This reduction was partially offset by (a) the 22.3% increase in personnel and management costs, reflecting the wage increase in October 2015 and the corporate reorganization in February 2016, (b) the recording of R$106.3 million in provisions and reversals, of which R$34.5 million refers to labor litigations, R$55.3 million to the allowance for doubtful accounts, and R$16.5 million to civil litigations and, and (c) the 9.8% increase in costs with charges of the main distribution and transmission grid, reflecting the inflation in the period and the operational startup of new assets in the system.

The financial result was a positive R$139.2 million, an increase of 78.6% when compared to the same period of 2015, greatly impacted by (a) the monetary restatement of the financial asset, which reflects the appraisal report of the asset related to the 4th Tariff Revision Cycle, (b) the interest on bills paid in arrears on invoices, and (c) the higher balance of financial investments. Thus, Copel Distribuição registered a net loss of R$64.2 million and negative EBITDA of R$169.1 million in 2Q16.

Main Indicators	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	1,730.4	2,077.3	2,482.2	(30.3)	3,807.7	5,080.8	(25.1)
Operating Income (R$ million)	(98.8)	(56.9)	217.3	-	(155.7)	264.9	-
Net Income (R$ million)	(64.2)	(39.1)	142.5	-	(103.4)	171.3	-
EBITDA (R$ million)	(169.1)	(28.6)	195.7	-	(197.7)	244.5	-
Operating Margin	-	-	8.8%	-	-	5.2%	-
Net Margin	-	-	5.7%	-	-	3.4%	-
EBITDA Margin	-	-	7.9%	-	-	4.8%	-
Investment Program (R$ million)	186.3	170.1	169.1	10.2	343.9	335.3	2.6

In the first six months of 2016, Copel Distribuição recorded net revenue of R$3,807.7 million, 25.1% down year on year. Operating costs and expenses fell 16.4% to R$4,140.6 million until June 2016. As a result, the Company recorded a net loss of R$103.4 million, versus net income of R$171.3 million in the same period in 2015. EBITDA was a negative R$197.7 million, versus a positive R$244.5 million until June 2015. The decline in the 1H16 figures was mainly due to the result of sectorial assets and liabilities, the deterioration of the market and higher provisions in the period.

23

* Amounts subject to rounding.

Earnings Release 2Q16

Copel Distribuição – EBITDA adjusted

Excluding non-recurring effects of the period, EBITDA Copel Distribuição would be 85.2% lower than recorded in 2T15, totalizing R$9.1 million.

							R$ million
Adjusted EBITDA	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(1/3)	(4)	(5)	(4/5)
EBITDA	(169.1)	(28.6)	195.7	-	(197.7)	244.5	-
(+) Revenue frustation (gain)	34.7	47.4	-	-	82.1	-	-
+/(-) Allowance for doubtful accounts	43.3	23.6	7.7	462.3	66.9	13.8	384.8
+/(-) IRT 2015 result	-	-	(108.3)	-	-	(108.3)	-
+/(-) Amortization 7/30 days IRT 2015	7.6	7.5	(31.0)	-	15.1	(31.0)	-
+/(-) IRT 2016 result	77.8	-	-	-	77.8	-	-
+/(-) DIC/FIC	-	-	(2.5)	-	-	(10.1)	-
(+) Provisions for litigation	-	44.0	-	-	44.0	46.4	(5.2)
(+) Corporate reorganization	8.4	5.4	-	-	13.8	-	-
(+) sanitation materials and turning off assets	6.5	-	-	-	6.5	-	-
Adjusted EBITDA	9.1	99.3	61.6	(85.2)	108.5	155.3	(30.2)

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenue came to R$78.4 million in 2Q16, 15.5% more than the R$67.9 million recorded in the same period of the previous year, mainly due to the expansion of the area of operation and service to new customers. Operating costs and expenses increased by 17.8% to R$54.1 million in 2Q16, influenced by the 40.4% growth in expenses with third party services, which are necessary for the expansion of the operation area, and the 14.4% growth in costs with personnel, including expenses with pension, due to the salary increase implemented in October 2015 and corporate reorganization effected in February 2016. Net income for the period was R$14.8 million, a growth of 0.7% compared to 2Q15, while EBITDA reached R$32.8 million, 10.8% above the R$29.6 million recorded in the same period last year.

Main Indicators	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	78.4	78.1	67.9	15.5	156.5	132.6	18.0
Operating Income (R$ million)	22.0	16.7	22.0	(0.3)	38.6	44.0	(12.3)
Net Income (R$ million)	14.8	11.2	14.7	0.7	25.9	29.2	(11.1)
EBITDA (R$ million)	32.8	29.0	29.6	10.8	61.9	58.5	5.8
Operating Margin	28.0%	21.3%	32.5%	(13.7)	0.2	0.3	(25.6)
Net Margin	18.8%	14.3%	21.6%	(12.8)	0.2	0.2	(24.6)
EBITDA Margin	41.9%	37.2%	43.7%	(4.0)	0.4	0.4	(10.3)
Investment Program (R$ million)	37.0	25.9	25.6	44.5	63.3	50.7	24.9

Until June 2016, Copel Telecom recorded 18.0% year-on-year increase in operating revenue, totaling R$156.5 million. Operating costs and expenses stood at R$111.5 million, 25.1% up in the period. Copel Telecom recorded net income of R$25.9 million in the first half of 2016, 11.1% lower than in the same period in 2015 (R$29.2 million), while EBITDA moved up 5.8% to R$61.9 million.

24

* Amounts subject to rounding.

Earnings Release 2Q16

4.4 UEG Araucária

In 2Q16, UEG Araucária was not active and presented operating costs and expenses of R$42.6 million, reflecting the plant’s fixed costs in the quarter. Thus, UEG Araucária recorded loss of R$28.5 million versus net income of R$99.9 million in 2Q15. EBITDA was a negative R$38.6 million, while in the same period of 2015 it totaled R$147.5 million. See more details in  Exhibit III.

Main Indicators	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	1.4	55.8	560.2	(99.8)	57.1	1,120.3	(94.9)
Operating Income (R$ million)	(28.5)	(14.3)	151.1	-	(42.8)	386.5	-
Net Income (R$ million)	(28.5)	(14.3)	99.9	-	(42.8)	255.2	-
EBITDA (R$ million)	(35.9)	(13.9)	147.5	-	(49.7)	386.1	-
Operating Margin	-	-	27.0%	-	-	34.5%	-
Net Margin	-	-	17.8%	-	-	22.8%	-
EBITDA Margin	-	-	26.3%	-	-	34.5%	-

4.5 Accounting Information

Accounting information concerning Copel’s interests in other companies in 2Q16 is shown in the following table:

				R$'000
Partnerships -Jun-16	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company (Consolidated)
Compagas S.A.	498,008	319,040	305,177	23,319
Elejor S.A.	725,966	53,975	124,739	11,116
UEG Araucária Ltda	772,419	700,080	57,105	(42,801)
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	109,977	71,307	9,584	7,323
Caiuá Transmissora de Energia S.A.	236,222	113,196	9,459	3,098
Cantareira Transmissora S.A	245,357	144,731	96,537	2,995
Dominó Holdings S.A.	535,587	512,183	-	40,910
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,238,841	746,110	197,104	6,318
Integração Maranhense Transmissora de Energia S.A.	475,094	229,770	13,633	5,068
Marumbi Transmissora de Energia S.A.	172,829	106,896	16,461	8,128
Mata de Santa Genebra S.A	812,450	287,229	193,535	(6,469)
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,435,025	1,375,049	231,343	45,496
Paranaíba Transmissora de Energia S.A.	1,242,517	463,588	130,264	22,700
Transmissora Sul Brasileira de Energia S.A.	693,234	339,693	25,465	1,878
Voltalia São Miguel do Gostoso I Participações S.A.	153,383	153,153	-	5,707
Associates (Equity in erarning)
Sanepar	8,447,113	4,190,124	1,682,696	356,188
Dona Francisca Energética S.A.	158,944	150,240	35,269	20,275
Foz do Chopim Energética Ltda	47,492	40,242	20,959	16,505
1 This data was adjusted to Copel's practices.

25

* Amounts subject to rounding.

Earnings Release 2Q16

5. Investment Program

In 1H16 the Company carried out 58.9% of the investments planned for 2016. The following chart shows the investment program carried:

			R$ million
Subsidiary / SPC	Carried	Carried	Scheduled
	2Q16	1H16	2016
Copel Geração e Transmissão	508.8	1,118.1	1,695.1
HPP Colíder	47.4	1006.5	120.0
HPP Baixo Iguaçu	25.8	34.1	85.6
HPP Gov. Parigot de Souza (GPS) - Leilão nº 12/2015	-	3773.6	574.8
TL Araraquara / Taubaté	34.2	69.9	161.6
SE Paraguaçu Paulista	0.3	7.3	6.7
TL Bateias - Curitiba Norte	15.1	28.4	11.3
TL Foz do Chopim - Realeza	18.5	27.4	34.7
TL Assis - Londrina	38.9	68.6	82.8
TL Curitiba Leste / Blumenau	0.9	0.9	11.1
SPC Matrinchã Transmissora de Energia¹	67.3	98.9	21.6
SPC Guaraciaba Transmissora de Energia¹	63.7	63.7	74.7
SPC Mata de Santa Genebra Transmissão¹	120.2	1220.2	190.7
SPC Cantareira Transmissora de Energia¹	26.1	35.1	94.3
SPC Paranaíba¹	7.3	14.6	7.3
Others	43.1	68.9	217.9
Copel Distribuição	186.3	343.9	570.0
Copel Telecomunicações	37.0	63.3	146.0
Copel Comercialização	-	-	0.1
Copel Renováveis	-	-	1.4
Holding	-	-	4.1
Copel Brisa Portiguar	-	-	110.2
São Bento Energia	-	-	3.2
Cutia Wind Farm Complex	242.0	327.8	601.3
Other Invesment²	-	3.1	18.4
TOTAL	974.1	1,856.2	3,149.8
 Regarding the participation of Copel in Enterprises.
‚ Includes Voltalia São Miguel do Gostoso I Participações among others.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s energy sales to the captive market totaled 5,820 GWh between April and June 2016, 1.9% down year on year. Although energy consumption declined, the numbers show that it fell less in 2Q16, especially in the residential segment, whose consumption grew after having fallen for five consecutive quarters. The following table shows captive market trends by consumption segment:

26

* Amounts subject to rounding.

Earnings Release 2Q16

	Number of Customers			Energy sold (GWh)
	Jun-16	Jun-15	Var. %	2Q16	2Q15	Var. %	1H16	1H15	Var. %
Residential	3,572,311	3,487,127	2.4	1,752	1,686	3.9	3,533	3,583	(1.4)
Industrial	84,457	90,963	(7.2)	1,623	1,765	(8.1)	3,230	3,418	(5.5)
Commercial	378,733	372,543	1.7	1,285	1,353	(5.0)	2,702	2,851	(5.2)
Rural	363,680	371,632	(2.1)	552	552	-	1,166	1,203	(3.1)
Other	57,145	56,935	0.4	608	579	5.1	1,206	1,168	3.2
Captive Market	4,456,326	4,379,200	1.8	5,820	5,935	(1.9)	11,837	12,223	(3.2)

For more details visit the Notice to the Market - IR 13/16 (link).

6.2 Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, fell 2.2% in the second quarter of 2016, as shown in the following table:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-16	Jun-15	Var. %	2Q16	2Q15	Var. %	1H16	1H15	Var. %
Captive Market	4,456,326	4,379,200	1.8	5,820	5,935	(1.9)	11,837	12,223	(3.2)
Concessionaries and Licensees	6	6	-	184	195	(5.7)	361	382	(5.5)
Free Customers ¹	229	126	81.7	991	1,022	(3.0)	2,162	2,052	5.4
Grid Market	4,456,561	4,379,332	1.8	6,995	7,152	(2.2)	14,360	14,657	(2.0)
¹ All free customers served by Copel GeT and otherrs at the Copel DIS concession area.

6.3 Electricity Sales

Copel’s electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, fell 2.4% in the second quarter of 2016. The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		2Q16	2Q15	Var. %	1H16	1H15	Var. %
Residential		1,752	1,686	3.9	3,533	3,583	(1.4)
Industrial	Total	2,556	2,749	(7.0)	5,040	5,377	(6.3)
	Captive	1,623	1,765	(8.1)	3 230	3,418	(5.5)
	Free	933	984	(5.1)	1 810	1,959	(7.6)
Commercial	Total	1,285	1,356	(5.3)	2,704	2,857	(5.4)
	Captive	1,285	1,353	(5.0)	2 702	2,851	(5.2)
	Free	-	3	-	2	6	(65.9)
Rural		552	552	-	1,166	1,203	(3.1)
Other		608	579	5.1	1,205	1,168	3.2
Energy Supply		6,753	6,922	(2.4)	13,648	14,188	(3.8)

27

* Amounts subject to rounding.

Earnings Release 2Q16

6.4 Total Energy Sold

Total energy sold by Copel in all the markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão and the wind farm complexes, came to 11,182 GWh in the second quarter of 2016, 6.6% higher than in the same period last year. The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão and the wind farm complexes:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-16	Jun-15	Var. %	2Q16	2Q15	Var. %	1H16	1H15	Var. %
Copel DIS
Captive Market	4,456,326	4,379,200	1.8	5,820	5,935	(1.9)	11,837	12,223	(3.2)
Concessionaries and Licensees	6	6	-	172	181	(5.2)	334	351	(4.9)
CCEE (MCP)	-	-	-	641	100	541.0	1,000	100	900.0
Total Copel DIS	4,456,332	4,379,206	1.8	6,633	6,216	6.7	13,171	12,674	3.9
Copel GeT
CCEAR (Copel DIS)	1	1	-	36	62	(41.7)	77	122	(37.0)
CCEAR (other concessionaries)	39	39	-	881	1,093	(19.4)	1,884	2,276	(17.2)
Free Customers	23	27	(14.8)	933	965	(3.4)	1,813	1,965	(7.7)
Bilateral Agreements ¹	16	25	(36.0)	1,827	1,708	7.0	3,859	3,402	13.4
CCEE (MCP) ²	-	-	-	574	143	300.2	883	1,667	(47.0)
Total Copel GeT	79	92	(14.1)	4,251	3,971	7.0	8,516	9,432	(9.7)
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	209	209	-	417	342	21.9
CER	3	3	-	89	89	-	178	89	100.0
Total Wind Farm Complex	115	115	-	298	298	-	595	431	38.1
Total Copel Consolidated	4,456,526	4,379,413	1.8	11,182	10,485	6.6	22,282	22,537	(1.1)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Ene Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

In addition, the Araucária TPP was not dispatched in the second quarter due to more favorable hydrological conditions and an increase in the system’s available energy combined with the reduction in demand. The table below shows the amount of energy produced by the thermal power plant in the same period in 2015:

						GWh
TPP Araucária - UEGA	2Q16	2Q15	Var. %	1H16	1H15	Var. %
Own Generation¹	-	909		- 78.0	1,824	(95.7)
Font: ONS
¹ Value of gross generation verified by ONS, without considering losses of the Basic Network associated with the plant.

28

* Amounts subject to rounding.

Earnings Release 2Q16

6.5 Energy Flow

Energy Flow – Copel Dis

			GWh
Energy Flow - Copel Dis	1H16	1H15	Var. %
Itaipu	2,963	2,947	0.5
CCEAR Copel Geração e Transmissão	78	122	(36.1)
CCEAR Other	6,667	7,430	(10.3)
CCEAR Adjustment auction	-	1,303	-
CCEE (MCP)	-	399	-
Angra	510	521	(2.1)
CCGF	3,732	651	473.3
Proinfa	280	296	(5.4)
Elejor S.A	592	588	0.7
Available Power	14,822	14,257	4.0
Captive market	11,837	12,223	(3.2)
Concessionaries	334	351	(4.8)
CCEE (MCP)	1,000	100	900.0
Losses and differences	1,651	1,583	4.3
Basic network losses	262	301	(13.0)
Distribution losses	1,226	1,113	10.2
CG contract allocation	163	169	(3.6)

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	1H16	1H15	Var. %
Own Generation	13,381	11,671	14.7
MRE	-	144	-
Dona Francisca	70	186	(62.4)
Total Available Power	13,451	12,001	12.1
Bilateral Agreements	3,859	3,402	13.4
CCEAR COPEL Distribuição	77	122	(36.9)
CCEAR Other	1,884	2,276	(17.2)
Free Customers	1,813	1,965	(7.7)
CCEE (MCP)	883	1,667	(47.0)
MRE	4,601	2,284	101.4
Losses and differences	334	285	17.2

29

* Amounts subject to rounding.

Earnings Release 2Q16

Energy Flow – Wind Farms

			GWh
Energy Flow - São Bento Energia	1H16	1H15	Var. %
Own Generation	172	126	36.5
CCEE (MCP)	-	61	-
Total Available Power	172	187	(8.0)
CCEAR Other	189	189	-
Losses and differences	(17)	(2)	750.0

			GWh
Energy Flow - Brisa Potiguar	1H16	1H15	Var. %
Own Generation	346	46	652.2
CCEE (MCP)	-	154	-
Total Available Power	346	200	73.0
CCEAR Other	228	153	49.0
CER	178	89	100.0
Losses and differences	(60)	(42)	42.9

Consolidated Energy Flow (Jan/ Jun 2016)

GWh

Own Generation

13,899 48.3%

Purchased energy

14,892 51.7%

- CCEAR: 6,745
- Itaipu: 2,963
- Dona Francisca: 70
- CCEE (MCP): -
- Angra: 510
- CCGF: 3,732
- MRE: -
- Elejor: 592
- Proinfa: 280

Total Available Power

28,791

Captive Market

11,837 41.1%

Concessionaires

334 1.2%

Free Customers

1,813 6.3%

Supplied Energy

12,899 44.8%

- Bilateral Agreements: 3,859
- CCEAR: 2,378
- CER: 178
- CCEE (MCP): 1,883
- MRE: 4,601

Losses and Differences

1,908 6.6%

- Basic network losses: 519
- Distribution losses: 1,226
- CG Contracts: 163

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).

30

* Amounts subject to rounding.

Earnings Release 2Q16

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Jun-16	Mar-16	Jun-15	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	294	176.93	170.92	151.62	3.5	16.7
Auction CCEAR 2008 - 2015	-	-	-	135.98	-	-
Auction CCEAR 2009 - 2016	199	168.95	163.88	154.57	3.1	9.3
Auction CCEAR 2011 - 2040 ( HPP Mauá)	92	193.20	187.22	176.46	3.2	9.5
Auction CCEAR 2013 - 2042 (Cavernoso II)	3	207.23	205.16	189.71	1.0	9.2
Auction - CCEAR 2015 - 2045 (UHE Colíderr)	-	149.32	142.44	136.06	4.8	9.7
Copel Distribuição
Concession holders in the State of Paraná	76	279.17	282.51	251.49	(1.2)	11.0
Total / Tariff Weighted Average Supply	370	198.04	192.35	1 6.39	3.0	19.0

Power Purchase Average Tariff – Copel Distribuição

						R$ / MWh
Tariff*	Amount	Jun-16	Mar-16	Jun-15	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	641	189.69	198.87	303.26	(4.6)	(37.4)
Auction CCEAR 2008 2015	-	-	-	135.42	-	-
Auction CCEAR 2010 H30	64	188.64	190.80	181.23	(1.1)	4.1
Auction CCEAR 2010 T15 [2]	65	170.92	98.29	147.67	73.9	15.7
Auction CCEAR 2011 H30	54	203.83	199.04	186.88	2.4	9.1
Auction CCEAR 2011 T15 [2]	54	202.85	219.71	404.23	(7.7)	(49.8)
Auction CCEAR 2012 T15 [2]	115	208.88	193.56	236.33	7.9	(11.6)
Auction CCEAR 2014 - 2019 ³	109	138.39	133.94	379.55	3.3	(63.5)
Auction CCEAR 2014 - 2019 [4]	208	320.11	292.94	292.94	9.3	9.3
Auction 2014 - 18M	-	-	-	175.79	-	-
Auction 2014 - 36M	117	176.64	176.64	159.60	-	10.7
Auction 2016 - T20²	35	143.71	136.88	-	5.0	-
Angra	117	204.39	197.79	170.38	3.3	20.0
CCGF [5]	838	60.49	53.67	32.74	12.7	84.8
Santo Antônio	134	126.16	123.48	375.60	2.2	(66.4)
Jirau	223	110.97	108.61	91.76	2.2	20.9
Others Auctions [6]	317	201.15	190.28	322.27	5.7	(37.6)
Bilaterals	135	232.69	210.32	210.32	10.6	10.6
Total / Tariff Average Supply	3,227	157.96	152.05	248.89	3.9	(36.5)
1 Furnas transport charge not included.
2 Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
³ Energy Agreements.
4 Capacity Agreements.
5 Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
6 Products average price.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

31

* Amounts subject to rounding.

Earnings Release 2Q16

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

					R$ / MWh
Tariff¹	Jun-16	Mar-16	Jun-15	Var. %	Var. %
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial	417.12	419.54	361.91	(0.6)	15.3
Residential	491.71	492.27	430.85	(0.1)	14.1
Commercial	467.13	463.25	401.72	0.8	16.3
Rural	314.51	316.83	265.09	(0.7)	18.6
Other	350.98	357.98	307.95	(2.0)	14.0
Retail distribution average rate	433.87	433.82	376.65	-	15.2
¹ Does not consider tariff flags.

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$6,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 24,953. In June 2016 the Company’s capital was as follows:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,874	13.7	77	23.4	100,965	78.7	120,916	44.2
BM&FBovespa	18,567	12.8	77	23.4	62,398	48.6	81,042	29.7
NYSE	1,307	0.9	-	-	38,480	30.0	39,787	14.5
LATIBEX	-	-	-	-	87	0.1	87	-
Other	298	0.2	252	76.6	48	-	598	0.2
TOTAL	145,031	100.0	329	100.0	128,295	100.0	273,655	100.0

32

* Amounts subject to rounding.

Earnings Release 2Q16

7.2 Stock Performance

Stock Performance (Jan - Jun/16)		Common		Preferred "B"
		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Tootal	Daily average
BM&FBovespa	Number of Trades	14,634	119	522,247	4,246
	Volume Traded	4,551,900	37,007	94,681,700	769,770
	Trading Value (R$ thousand)	76,585	623	2,415,954	19,642
	Presence in Trading Sessions	123	100%	123	100%
NYSE	Volume Traded	359,335	3,823	64,617,612	516,941
	Trading Value (US$ thousand)	1,460	16	464,686	3,717
	Presence in Trading Sessions	94	74%	125	98%
LATIBEX	Volume Traded	-	-	182,846	2,344
	Trading Value (Euro thousand)	-	-	1,014	13
	Presence in Trading Sessions	-	-	78	61%

In 1H16, the free float accounted for 44.2% of the Company’s capital. Copel’s market capitalization, based on the stock prices on all markets at the end of June 2016, was R$6,649.8 million. Out of the 66 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.3% of the portfolio, with a Beta index of 1.1. Copel also accounted for 6.3% of the BM&FBovespa’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 1.0%.

Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the São Paulo Stock Exchange (BM&FBovespa). Copel’s common and class B preferred shares closed the period at R$20.04 and R$29.22, with a positive variation of 25.3% and 20.2% respectively. In the same period the Ibovespa had positive change of 18.9%. On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 98% of the trading sessions and closed the period at US$8.98, with a positive variation of 53.0%. Over this period, the Dow Jones Index positive by 2.9%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 61% of the trading sessions and closed the period at €6.50, with a positive variation of 19.0%. In the same period the Latibex All Shares index had positive growth of 20.3%.

33

* Amounts subject to rounding.

Earnings Release 2Q16

The table below summarizes Copel’s share prices in 1H16.

	Ticker / Index	Price / Points		Var. (%)
		06.30.2016	12.31.2015
BM&FBovespa	CPLE3	R$ 20.04	R$ 16.00	25.3
	CPLE6	R$ 29.22	R$ 24.30	20.2
	Ibovespa	51,526	43,350	18.9
NYSE	ELP	US$ 8.98	US$ 5.87	53.0
	Dow Jones	17,930	17,425	2.9
LATIBEX	XCOP	€ 6.50	€ 5.46	19.0
	Latibex	1,274	1,059	20.3

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

				Thousands of R$	R$ per Share
Type of Earning	Fiscal Year	Approved on	Paid on	(gross)	Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
¹ In advance

34

* Amounts subject to rounding.

Earnings Release 2Q16

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 1H16.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,463.9	1,943.4	13,351.4
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	4,171.9	05.23.2023
Gov. Ney Aminthas de B. Braga (Segredo)	1,260.0	603.0	4,017.5	11.15.2029
Gov. José Richa (Salto Caxias)	1,240.0	605.0	4,218.1	05.04.2030
Mauá (1)	185.2	100.8	704.5	07.03.2042
Guaricana	36.0	16.1	91.9	08.16.2026
Cavernoso II (2)	19.0	10.6	10.8	02.27.2046
Chaminé	18.0	11.6	68.4	06.16.2026
Apucaraninha	10.0	6.7	4.4	10.12.2025
Derivação do Rio Jordão	6.5	5.9	26.4	11.15.2029
Marumbi	4.8	2.4	10.5	(3)
São Jorge	2.3	1.5	8.2	12.03.2024
Chopim I	2.0	1.5	7.5	(4)
Cavernoso	1.3	1.0	4.4	01.07.2031
Melissa	1.0	0.6	3.2	(4)
Salto do Vau	0.9	0.6	3.4	(4)
Pitangui	0.9	0.1	0.6	(4)
Thermal Power Plant	20.0	10.3	27.8
Figueira	20.0	10.3	27.8	03.26.2019
Wind Energy Plants	2.5	0.5	1.5
Eólica de Palmas (5)	2.5	0.5	1.5	09.28.2029
TOTAL	4,486.4	1,954.2	13,380.8
(1) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(2) Plant resumes commercial operation in June 2016.
(3) Submitted to ANEEL for ratification.
(4) Power plants with no concession agreement, only required to be registered at ANEEL.
(5) Average wind plant generation.

In addition, Copel GeT operates two plants under the quota system, as shown below:

Power Plants - Quota System	Installed Capacity (MW)	Assured Power (Average MW)	Service Provision Revenue² (jul.15 - jun.16) (R$ million)	Service Provision Revenue² (jul.15 - jul.16) (R$ million)	Granting Fee (R$ million)	Concession Expires
Gov. Pedro V. Parigot de Souza (Capivari -Cachoeira)¹	260.0	109.0	130.9	126.7	574.8	01.05.2046
Rio dos Patos³	1.7	1.0	0.6	0.6	-	-
TOTAL	261.7	110.0	131.5	127.3	574.8

(1) The energy generated by the plant will be allocated 100% in the physical guarantee of quota system in 2016, and 70% from 1 January 2017, and to that portion of energy, Copel GeT will not bear the hydrological risks or with the financial results of the MRE associated with the plant.
(2) The RAG the periodJul.15 - Jun.16 refers to the allocation of 100% of Physical security in the quota regime. Adjusted annually by the IPCA.
(3) The concession won in 14.2.2014, however, the Company will remain responsible for providing operation and maintenance services until the winning bidder takes the plant. In this period the Company will receive a preset fee for the service.

35

* Amounts subject to rounding.

Earnings Release 2Q16

Wind Complex

Copel has 11 wind farms in commercial operation, which generated 518.6 GWh in 1H16, as shown in the following chart:

Wind Farm	Auction ¹	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)	Price ²	Expiration of Authorization
São Bento		94.0	46.3	172.1	202.77
Boa Vista	2nd LFA (08.26.2010)	14.0	6.3	22.6	208.01	Apr-46
Olho d'Água		30.0	15.3	59.4	201.95	May-46
São Bento do Norte		30.0	14.6	54.7	201.95	May-46
Farol		20.0	10.1	35.4	201.95	Apr-46
Copel Brisa Potiguar		183.6	92.6	346.5	177.50
Asa Branca I	2nd LFA (08.26.2010)	27.0	13.2	51.6	204.11	Apr-46
Asa Branca II		27.0	12.8	48.4	204.11	May-46
Asa Branca III		27.0	12.5	50.9	204.11	May-46
Eurus IV		27.0	13.7	52.1	204.11	Apr-46
Santa Maria	4th LER (08.18.2011)	29.7	15.7	54.4	143.37	May-47
Santa Helena		29.7	15.7	56.9	143.37	Apr-47
Ventos de Santo Uriel		16.2	9.0	32.3	142.26	Apr-47
Total		277.6	138.9	518.6	185.93
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Energy.
² Price updated to June 2016.

Interest in Generation Projects

Copel holds interests in six power generation projects at the operational stage, with a total installed capacity of 1,786.6 MW, 606 MW referred to Copel´s stake, as shown below:

Company	Installed Capacity (MW)	Assured Power (Average MW)	Partners	PPA signed with	Concession Expires
TPP Araucária (UEG Araucária)	484.1	365.2	COPEL - 20% COPEL GeT - 60% Petrobras - 20%	¹	Dec-29
HPP Santa Clara (Elejor)	123.4	72.4	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	Oct-36
HPP Fundão (Elejor)	122.5	67.9	COPEL - 70% Paineira Participações - 30%	COPEL Dis Free customers	Oct-36
HPP Dona Francisca (DFESA)	125.0	78.0	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Desenvix - 2,12%	COPEL GeT Gerdau Celesc Desenvix	Aug-33
SHP Júlio de Mesquita Filho (Foz do Chopim)	29.1	20.4	COPEL - 35,77% Silea Participações - 64,23%	Free customers	Apr-30
HPP Lajeado (Investco S.A.)	902.5	526.6	COPEL - 0,82% CEB Lajeado - 16,98% Paulista Lajeado Energia S.A. - 5,94% EDP Energias do Brasil S.A. - 4,57% Lajeado Energia S.A. - 62,39% Furnas Centrais Elétricas S.A. - 0,21% Other - 9,09%	²	Dec-32
¹ Since February 1, 2014, the plant s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.
² The assets of the Lajeado HPP are leased to its other concession holders in proportional shares of the existing assets.

36

* Amounts subject to rounding.

Earnings Release 2Q16

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015.

Wind Farm	Installed Capacity¹ (MW)	Assured Power (Average MW)	Price²	Start up	Stake (%)	Wind farm location	Expiration of Authorization
Voltalia - São Miguel do Gostoso I Participações S.A. ³
Carnaúbas	27.0	13.1	139.07	Jul-15	49% COPEL 51% Voltalia	São Miguel do Gostoso (RN)	Apr-47
Reduto	27.0	14.4					Apr-47
Santo Cristo	27.0	15.3					Apr-47
São João	27.0	14.3					Mar-47
Total	108.0	57.1	139.07
¹ The capacity envisaged in the Auction was altered based on the characteristics of Acciona Windpower s equipment, respecting the e of energy sold.
² Price updated to June 2016.
³ Developments apt for commercial operations, waiting for completion of transmission of works.

The construction works of these wind farms were concluded in April 2015 and they have been prepared to operate since then. However, commercial operations will only begin after completion of the works in the transmission facilities (ICG Touros), under the responsibility of the transmission agent, which is scheduled for 2017.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Contract	Installed Capacity (MW)	Assured Power (Average MW)	Energy Sold in the (Average MW)	Supply Start	Price¹ (R$/MWh)	CAPEX² (R$ million)	Concession Expires
HPP Colíder 100% Copel GeT	01/2011 de 01.17.2011	300	179.6	125.0	01.01.2015	155.93	2,153.0	01.17.2046
HPP Baixo Iguaçu 30% Copel GeT 70% Geração Céu Azul S.A	02/2012 de 08.20.2012	350	172.8	121.0	09.27.2018³	162.28	657.6	08.20.2047
Total³		650	352.4
¹ Adjusted by the IPCA up to March 2016. Font: CCEE.
² Adjusted for Copel's stake.
³ Including 756 days waiver of responsibility.

Colíder Hydroelectric Power Plant

Around 91% of the works are complete. As a result of force majeure and government acts during the implementation of the Colíder Hydroelectric Power Plant, Copel Geração e Transmissão requested with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014, however, Aneel rejected the administrative claim filed by Copel GeT keeping unchanged the implementation and supply schedules and other obligations contained in the Energy Trading Agreements in the Regulated Environment associated with the plant. The Company filed a request for reconsideration of the order and awaiting trial.

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* Amounts subject to rounding.

Earnings Release 2Q16

Since October 2015 the Company has an injunction determining that Aneel refrains from imposing the Company, until the Administrative Case No. 48500.000623 / 2015 is examined, any and all onus of Concession Agreement.

Baixo Iguaçu Hydroelectric Power Plant

As a result of a government act, unforeseeable circumstances and force majeure, the startup of unit 1 is scheduled for December 1, 2018 and the startup of units 2 and 3 is planned for January and February 2019.

Copel Renováveis

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 332.0 MW, as follows:

Wind Farm	Auction ¹	Installled Capacity (MW) ²	Assured Power (Average MW)	Price ³	Start up	CAPEX (R$ million)	Premium Value (R$ million)	Wind farm location	Expiration of Authorization
Dreen Cutia	6th LER (10/31/2014)	25.2	9.6	168.56	Oct-17	201.6	9.4	Pedra Grande	Jan-42
Dreen Guajiru		21.6	8.3	168.56		131.4		Pedra Grande	Jan-42
Esperança do Nordeste		30.0	9.1	168.56		168.6		São Bento do Norte	May-50
GE Jangada		30.0	10.3	168.56		172.3		São Bento do Norte	Jan-42
GE Maria Helena		30.0	12.0	168.56		173.9		São Bento do Norte	Jan-42
Paraíso dos Ventos do Nordeste		30.0	10.6	168.56		172.3		São Bento do Norte	May-50
Potiguar		28.8	11.5	168.56		172.1		São Bento do Norte	May-50
São Bento do Norte I	20th LEN (11/28/2014)	24.2	9.7	159.52	Jan-19	154.4	14.2	São Bento do Norte	Aug-50
São Bento do Norte II		24.2	10.0	159.52		154.9		São Bento do Norte	Aug-50
São Bento do Norte III		22.0	9.6	159.52		154.8		São Bento do Norte	Aug-50
São Miguel I		22.0	8.7	159.52		140.5		São Bento do Norte	Aug-50
São Miguel II		22.0	8.4	159.52		142.8		São Bento do Norte	Aug-50
São Miguel III		22.0	8.4	159.52		140.6		São Bento do Norte	Aug-50
Total		332.0	126.2	164.63		2,080.2	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Auction.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
[3] Price updated to June 2016.

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Earnings Release 2Q16

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

			TL	Substation		APR ¹	Concession
Subsidiary / SPC	Contract	Enterprise	Extension (km) Amount		MVA	(R$ million)	Expiration
Copel GeT	060/2001²	Several	2,021	32	12,202	192.1	Dec-42
Copel GeT	075/2001	TL Bateias - Jaguariaiva	137	-	-	19.1	Jul-31
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.0	Mar-38
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	11.2	Nov-39
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.5	Oct-40
Copel GeT	022/2012		102	-	-	5.6	Aug-42
Copel GeT	002/2013	TL Assis Paraguaçu Paulista II	83	1	150	7.7	Feb-43
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	8.4	Jan-44
Subtotal Copel GeT 4			2,522	35	12,952	249.7
Costa Oeste		TL Cascavel Norte - Cascavel Oeste
Copel GeT - 51%	001/2012	TL Cascavel Norte - Umuarama Sul	159	1	300	6.5	Jan-42
Eletrosul - 49%		Umuarama Sul Substation
Transm. Sul Brasileira
Copel GeT - 20%	004/2012	TL Nova Sta Rita - Camaquã	798	1	166	13.6	May-42
Eletrosul - 80%
Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	142	2	700	12.0	May-42
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation
Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	18.0	May-42
Elecnor - 51%
Marumbi
Copel GeT - 80%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	14.3	May-42
Eletrosul - 20%
Matrinchã
Copel GeT - 49%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	520	94.2	May-42
State Grid - 51%
Subtotal SPCs 4			2,498	8	2,358	158.6
Total			5,020	43	15,310	408.3
¹ Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2,098/2016 06.28.2016
² Renewed contract pursuant to Law 12,783/13.
³ Consolidated Income.
4 Equity in Earning of Subsidiaries

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 3,501 km of transmission lines and 8 substations and will generate APR of R$394.1 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

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Earnings Release 2Q16

Subsidiary / SPC	Auction	Signing of Contract	Enterprise	State	km	Subst	APR¹ (R$ million)	CAPEX² (R$ million)	Start up	Concession Expiration
Copel GeT	001/10	Oct-10	TL Araraquara II Taubaté	SP	356	-	27.4	434.3	Apr-17	Oct-40
Copel GeT	001/14	Sep-14	TL Foz do Chopim - Realeza	PR	53	1	7.0	57.0	Mar-17	Sep-44
Copel GeT	001/14	Sep-14	TL Assis Londrina	SP / PR	120	-	18.3	151.0	Sep-17	Sep-44
			TL Curitiba Leste - Blumenau					560.9	Mar-21
Copel GeT	005/15	Apr-16		PR / SC	230	3	104.8			Apr-46
			TL Baixo Iguaçu - Realeza					0.0	Sep-19
Subtotal Copel GeT					759	4	157.5	1,203.1		-
Guaraciaba				MT / GO /
Copel GeT - 49%	002/12	May-12	TL Ribeirãozinho - Marimbondo		600	1	48.7	633.1	Aug-16	May-43
State Grid - 51%				MG
Paranaíba
Copel GeT - 24,5%	007/12	May-13	TL Barreiras II - Pirapora II	BA / MG /	967	-	32.1	248.4	Aug-16	May-43
Furnas - 24,5%				GO
State Grid - 51%
Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	847	3	109.9	782.1	Nov-17	May-44
Furnas - 49,9%
Cantareira
Copel GeT - 49%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	328	-	45.9	408.9	Mar-18	Sep-44
Elecnor - 51%
Subtotal SPC					2,742	4	236.6	2,072.5
Total					3,501	8	394.1	3,275.6
¹ Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel s stake.
² Adjusted for Copel s stake.

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process. In addition, noncompliance with the overall goals of collective continuity indicators for two consecutive years or three times in five years may limit the payment of dividends or interest on equity, while failure to meet the economic and financial sustainability indicators will reflect the need for a capital contribution from the controlling shareholders. The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

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* Amounts subject to rounding.

Earnings Release 2Q16

		Quality (Limit Established)1
Year	Economic and Financial Management
		DECi ²	FECi ²
2016		13.61	9.24
2017	EBITDA[4] e0	12.54	8.74
2018	EBITDA[4] (-)QRRR³e0	11.23	8.24
2019	{Net Debt / [EBITDA4 (-)QRR³]}d1/(0.8*SELIC5)	10.12	7.74
2020	{Net Debt / [EBITDA4 (-)QRR³]}d1/(1.11*SELIC5)	9.83	7.24
1 According to Aneel s Technical Note N. 0335/2015
² DECi Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi Equivalentncy of Interruption Caused by
Internal Source per Consumer Unit.
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the
IGP-M between the month prior to the RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was R$333.8 million.
4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
5 Selic: limited to 12.87% p.y.

Operating Data

In the distribution business, Copel serves more than 4.4 million energy consumers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	104,049	-	-
34.5 kV	83,552	224	1,464
69 kV	695	36	2,492
88 kV 1	-	-	5
138 kV	6,075	104	6,842
230 kV	129	-	-
Total	194,500	364	10,803
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. The total length of compact-design distribution lines in operation in June 2016 was 8,360 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed June 2016 at 15,511 km.

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* Amounts subject to rounding.

Earnings Release 2Q16

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The more severe weather events compared to previous years contributed to increasing outage duration and frequency indicators (DEC and FEC, respectively) in 2014 and 2015. The trends for these indicators, as well as for total time service, are shown below:

Jan-Jun	DEC ¹ (hours)	FEC ² (outages)	Total time service (hours)
2012	4.91	3.92	1:39
2013	5.20	3.86	1:42
2014	6.97	4.45	2:36
2015	6.21	3.97	2:10
2016	5.61	3.75	2:15
¹ DEC measured in hours and hundredths of an hour
² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In June 2016, the backbone cable network extended for 9,900 km and the access network extended for 19,086 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

CASCAVEL
PONTA GROSSA
PALMAS
TOLEDO
PITANGA
IRATI
LAPA
GUARATUBA
PRUDENTÓPOLIS
FOZ DO IGUAÇU
MAL. CÂNDIDO RONDON
CAMPO MOURÃO
PALOTINA
ORTIGUEIRA
PIRAÍ DO SUL
CERRO AZUL
CAMPO LARGO
SÃO MATEUS DO SUL
Castro
Palmeira

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* Amounts subject to rounding.

Earnings Release 2Q16

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners
COPEL - 49.0%
Dominó Holdings S.A.	Sanitation	Andrade Gutierrez - 51.0%
COPEL - 7.6%
State of Paraná - 51.4%
Sanepar	Sanitation	Dominó Holdings S.A. - 12.2%
Andrade Gutierrez - 2.1%
Other - 26.7%
COPEL - 51.0%
Compagas	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração		Petra Energia 1 - 30.0%
e Produção S.A 2	Oil and natural gas	Bayar Participações -30.0%
Tucumann Engenharia - 10.0%
COPEL - 45.0%
Sercomtel S.A. Telecom	Telecommunications	Município de Londrina - 55.0%
COPEL - 49.0%
Carbocampel S.A.	Coal mining	Carbonífera Cambuí - 51.0%
COPEL - 40.0%
Escoelectric Ltda	Services	Lactec - 60.0%
COPEL - 48.0%
Copel-Amec Ltda 3	Services	Amec - 47.5%
Lactec - 4.5%
Operating Company.
More information in item 8.6
Being liquidated.

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 350.3 MW of installed capacity to the Company's portfolio.

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* Amounts subject to rounding.

Earnings Release 2Q16

Project	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
	(MW)	(Average MW)	(%)
SHP	206.2	114.6
Bela Vista	29.0	18.0	36.0
Dois Saltos	25.0	13.6	30.0
Foz do Curucaca	29.5	16.2	15.0
Salto Alemã	29.0	15.9	15.0
São Luiz	26.0	14.3	15.0
Pinhalzinho	10.9	5.9	30.0
Alto Chopim	20.3	11.2	15.0
Burro Branco	10.0	5.1	30.0
Rancho Grande	17.7	9.7	15.0
Foz do Turvo	8.8	4.7	30.0
HPP	331.0	165.5
São Jerônimo	331.0	165.5	41.2
WPP	159.0	70.2
Complexo Alto Oriente	60.0	27.4	100.0
Complexo Jandaia	99.0	42.8	100.0
Total	696.2	350.3
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

Thermal Power Generation

Copel is conducting feasibility studies about four thermoelectric power plants to be constructed in the state of Paraná that may add up to 1,680 MW of installed capacity to the Company’s portfolio, as shown in the chart below:

Project	Estimated Installed Capacity (MW)	Fuel	Location
Araucária II TPP ¹	500.0	Natural as Gas	Araucária - PR
Litoral TPP	500.0	Natural as Gas	Paranaguá - PR
Sul TPP	500.0	Natural as Gas	Paranaguá - PR
Norte Pioneiro TPP	180.0	Coal	Sapopema - PR
Total	1,680.0
¹ Owns Preliminary and Installation License by Instituito Ambiental do Paraná.

The feasibility of natural gas thermoelectric power projects Litoral TPP and Sul TPP, is subject to the construction of a regasification facility in the coast of the state of Paraná, which would also supply natural gas to UEGA to Compagas.

44

* Amounts subject to rounding.

Earnings Release 2Q16

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

Project	Estimated Installed Capacity (MW)
HPP Apertados	139.0
HPP Comissário	140.0
HPP Foz do Piquiri	93.2
HPP Ercilândia	87.1
Total	459.3

Tapajós Hydroelectric Complex

Copel and other eight companies participated in the environmental assessment of the Tapajós River Basin and the feasibility studies of the Tapajós River Complex, comprising five plants, with a joint installed capacity of 12,000 MW. The Technical and Economic Feasibility Study of the São Luiz do Tapajós Hydroelectric Power Plant (EVTE) was delivered to Aneel in April 2014, and the Environmental Impact Studies (EIA) and the Environmental Impact Report (RIMA) were concluded and delivered to the Brazilian Institute of the Environment and Renewable Natural Resources (IBAMA) in May 2014. IBAMA recently filed the environmental licensing process.

On August 10, 2016, the Company's Board of Directors approved the withdrawal of Copel Geração e Transmissão from the Tapajós Consortium. As a result, the Company is no longer taking part in the projects’ feasibility studies.

45

* Amounts subject to rounding.

Earnings Release 2Q16

Oil and Gas Exploration and Production

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327-km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. The activities of the first phase of exploitation by the consortium are suspended in the other blocks due to a public-interest civil action, as a result the respective concession contracts have yet to be signed.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 1H16 at 8,559 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2013	2014	2015	2016
Geração e Transmissão	1,702	1,554	1,568	1,676
Distribuição	6,375	6,071	6,032	6,132
Telecomunicações	434	601	621	619
Holding	136	329	347	69
Comercialização	-	11	10	15
Renováveis	-	26	50	48
TOTAL	8,647	8,592	8,628	8,559

At the end of June 2016, Copel Distribuição had 4,456,326 customers, representing a consumer-to-employee ratio of 727. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 163, 7 and 16 employees, respectively.

46

* Amounts subject to rounding.

Earnings Release 2Q16

9.2 Main Operational Indicators

47

* Amounts subject to rounding.

Earnings Release 2Q16

9.3 Conference Call 2Q16 Results

Information about 2Q16 Results Conference Call:

>        Friday, August 12, 2016, at 03:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: www.copel.com/ir

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

48

* Amounts subject to rounding.

Earnings Release 2Q16

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	1H16	1H15
Cash flows from operating activities
Net income for the period	1,132,667	772,006
Adjustments to reconcile net income with the cash provided by operating activities	1,563,122	685,415
Depreciation and Amortization	352,747	325,110
Unrealized monetary and exchange variations, net	281,466	47,724
Remuneration of accounts receivable related to the concession	(69,530)	(52,115)
Sectoral assets and liabilities result	1,254,487	(585,966)
	(977,777)	-
Result of the renegotiation of the hydrological risk	(7,486)	-
Equity in earnings of subsidiaries	(104,709)	(91,809)
Income Tax and Social Contribution	579,128	470,374
Deferred Income Tax and Social Contribution	(24,163)	(77,861)
Net operational provisions and reversals	56,816	403,692
Appropriation of actuarial calculation of st-employment benefits	64,424	71,184
Appropriation of pension and healthcare contribution	66,957	63,542
Provision for research and development and energy efficiency	48,507	69,313
Write off of intangible assets related to concession - goodwill	52	13,407
Write off of property, plant, and equipment	22,239	12,481
Write off of intangible assets	19,964	16,339
Decrese (increase) in assets	1,052,354	(394,639)
Increase (reduction) of liabilities	(1,425,266)	300,570
Income tax and social contribution paid	(729,125)	(458,140)
Charges on loans and financing paid	(172,767)	(207,108)
Charges paid debentures	(337,524)	(182,674)
Net cash generated by operating activities	1,083,461	515,430
Cash flows from investing activities
Bonds and securities	(62,237)	43,311
Loans to related parties	-	(29,400)
Receipt of loans to related parties	5,112	-
Additions in investments	(289,875)	(149,691)
Additions to property, plant, and equipment	(603,887)	(522,185)
	40	-
Additions to intangible	(411,744)	(505,032)
Customer contributions	54,682	118,071
Net cash generated (used) by investing activities	(1,307,909)	(1,044,926)
Cash flows from financing activities
Loans and financing obtained	24,854	465,095
Debentures Issued	23,532	1,008,633
Amortization of principal amounts of loans and financing	(93,089)	(501,404)
Amortization of principal amounts of debentures	(29,672)	(20,304)
Dividends and interest on own capital paid	(353,587)	(294,850)
Net cash used by financing activities	(427,962)	657,170
Increase (decrease) in cash and cash equivalents	(652,410)	127,674
Cash and cash equivalents at the beginning of the year	1,480,727	740,131
Cash and cash equivalents at the end of the year	828,317	867,805
Variation in cash and cash equivalents	(652,410)	127,674

49

* Amounts subject to rounding.

Earnings Release 2Q16

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

							R$'000
Income Statement	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	1,753,147	751,715	659,580	165.8	2,504,862	1,568,493	59.7
Electricity sales to final customers	146,088	139,756	145,575	0.4	285,844	286,045	(0.1)
Electricity sales to distributors	446,973	433,163	386,409	15.7	880,136	1,041,564	(15.5)
Use of the main transmission grid	1,047,297	77,291	59,871	-	1,124,588	124,761	801.4
Construction revenue	104,084	88,795	55,770	86.6	192,879	94,084	105.0
Other operating revenues	8,705	12,710	11,955	(27.2)	21,415	22,039	(2.8)
OPERATING COSTS AND EXPENSES	(440,420)	(390,780)	(677,606)	(35.0)	(831,200)	(1,159,087)	(28.3)
Electricity purchased for resale	(24,997)	(11,787)	(221,895)	(88.7)	(36,784)	(241,060)	(84.7)
Charges of main distribution and transmission grid	(65,009)	(65,476)	(59,156)	9.9	(130,485)	(120,541)	8.2
Personnel and management	(64,898)	(61,489)	(55,196)	17.6	(126,387)	(108,487)	16.5
Pension and healthcare plans	(14,832)	(14,989)	(13,970)	6.2	(29,821)	(28,469)	4.7
Materials and supplies	(3,751)	(4,778)	(4,025)	(6.8)	(8,529)	(7,832)	8.9
Materials and supplies for power eletricity	(7,009)	(3,985)	(7,929)	(11.6)	(10,994)	(13,656)	(19.5)
Third-party services	(26,501)	(23,966)	(27,503)	(3.6)	(50,467)	(52,979)	(4.7)
Depreciation and amortization	(65,866)	(74,019)	(69,882)	(5.7)	(139,885)	(141,699)	(1.3)
Provisions and reversals	(17,712)	7,842	(115,063)	(84.6)	(9,870)	(239,700)	-
Construction cost	(97,431)	(76,507)	(71,701)	35.9	(173,938)	(114,969)	51.3
Other cost and expenses	(52,414)	(61,626)	(31,286)	67.5	(114,040)	(89,695)	27.1
EQUITY IN EARNINGS OF SUBSIDIARIES	26,038	20,649	87,233	(70.2)	46,687	210,554	(77.8)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,338,765	381,584	69,207	-	1,720,349	619,960	177.5
FINANCIAL RESULTS	(83,302)	(143,596)	72,643	-	(226,898)	76,046	-
Financial income	20,747	13,317	103,698	(80.0)	34,064	120,846	(71.8)
Financial expenses	(104,049)	(156,913)	(31,055)	-	(260,962)	(44,800)	482.5
OPERATIONAL EXPENSES/ INCOME	1,255,463	237,988	141,850	785.1	1,493,451	696,006	114.6
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(416,861)	(72,770)	(18,047)	-	(489,631)	(163,654)	-
Income tax and social contribution on profit	(31,564)	(102,686)	(92,523)	(65.9)	(134,250)	(300,668)	(55.3)
Deferred income tax and social contribution on profit	(385,297)	29,916	74,476	-	(355,381)	137,014	-
NET INCOME (LOSS)	838,602	165,218	123,803	577.4	1,003,820	532,352	88.6
EBITDA	1,404,631	455,603	139,089	909.9	1,860,234	761,659	144.2

50

* Amounts subject to rounding.

Earnings Release 2Q16

Income Statement – Copel Distribuição

							R$'000
Income Statement	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	1,730,422	2,077,278	2,482,152	(30.3)	3,807,700	5,080,829	(25.1)
Electricity sales to final customers	1,335,275	1,440,720	1,275,981	4.6	2,775,995	2,465,120	12.6
Electricity sales to distributors	134,056	156,647	65,312	105.3	290,703	140,134	107.4
Use of the main distribution grid	767,801	800,584	440,337	74.4	1,568,385	989,020	58.6
Construction revenue	188,853	177,341	198,153	(4.7)	366,194	402,305	(9.0)
Sectorial assets and liabilities result	(727,285)	(527,202)	478,136	-	(1,254,487)	1,039,021	-
Other operating revenues	31,722	29,188	24,233	30.9	60,910	45,229	34.7
OPERATING COSTS AND EXPENSES	(1,968,417)	(2,172,193)	(2,342,808)	(16.0)	(4,140,610)	(4,951,782)	(16.4)
Electricity purchased for resale	(1,094,179)	(1,253,842)	(1,565,620)	(30.1)	(2,348,021)	(3,349,515)	(29.9)
Charges of main transmission grid	(161,014)	(209,140)	(146,615)	9.8	(370,154)	(304,311)	21.6
Personnel and management	(175,298)	(169,769)	(143,388)	22.3	(345,067)	(288,766)	19.5
Pension and healthcare plans	(38,660)	(39,020)	(40,292)	(4.1)	(77,680)	(82,540)	(5.9)
Materials and supplies	(15,102)	(17,489)	(12,173)	24.1	(32,591)	(28,100)	16.0
Third-party services	(87,410)	(84,904)	(89,739)	(2.6)	(172,314)	(172,188)	0.1
Depreciation and amortization	(68,886)	(66,290)	(56,369)	22.2	(135,176)	(115,460)	17.1
Provisions and reversals	(106,286)	(112,103)	(67,963)	56.4	(218,389)	(146,779)	48.8
Construction cost	(188,853)	(177,341)	(198,153)	(4.7)	(366,194)	(402,305)	(9.0)
Other cost and expenses	(32,729)	(42,295)	(22,496)	45.5	(75,024)	(61,818)	21.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	(237,995)	(94,915)	139,344	-	(332,910)	129,047	-
FINANCIAL RESULTS	139,173	38,040	77,912	78.6	177,213	135,842	30.5
Financial income	223,915	115,218	130,559	71.5	339,133	260,351	30.3
Financial expenses	(84,742)	(77,178)	(52,647)	61.0	(161,920)	(124,509)	30.0
OPERATIONAL EXPENSES/ INCOME	(98,822)	(56,875)	217,256	-	(155,697)	264,889	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	34,592	17,728	(74,761)	-	52,320	(93,557)	-
Income tax and social contribution on profit	(157,613)	(230,574)	-	-	(388,187)	-	-
Deferred income tax and social contribution on profit	192,205	248,302	(74,761)	-	440,507	(93,557)	-
NET INCOME (LOSS)	(64,230)	(39,147)	142,495	-	(103,377)	171,332	-
EBITDA	(169,108)	(28,626)	195,713	-	(197,734)	244,507	-

51

* Amounts subject to rounding.

Earnings Release 2Q16

Income Statement– Copel Telecomunicações

Income Statement	2Q16	1Q16	2Q15	Var.%	1H16	1H15	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
NET OPERATING REVENUES	78,376	78,085	67,870	15.5	156,461	132,637	18.0
Revenues from telecommunications	69,117	69,809	58,308	18.5	138,926	112,916	23.0
Other operating revenues	9,259	8,276	9,562	(3.2)	17,535	19,721	(11.1)
OPERATING COSTS AND EXPENSES	(54,078)	(57,446)	(45,901)	17.8	(111,524)	(89,147)	25.1
Personnel and management	(22,441)	(20,792)	(19,372)	15.8	(43,233)	(37,514)	15.2
Pension and healthcare plans	(4,613)	(4,814)	(4,274)	7.9	(9,427)	(8,666)	8.8
Materials and supplies	(687)	(355)	(484)	41.9	(1,042)	(917)	13.6
Third-party services	(10,537)	(10,077)	(7,505)	40.4	(20,614)	(15,342)	34.4
Depreciation and amortization	(8,544)	(8,396)	(7,666)	11.4	(16,940)	(15,001)	12.9
Provisions and reversals	(1,741)	(5,236)	(778)	123.8	(6,977)	(2,402)	190.5
Other cost and expenses	(5,515)	(7,776)	(5,822)	(5.3)	(13,291)	(9,305)	42.8
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	24,298	20,639	21,969	10.6	44,937	43,490	3.3
FINANCIAL RESULTS	(2,337)	(3,969)	68	-	(6,306)	542	-
Income tax and social contribution on profit	4,314	4,604	469	819.8	8,918	1,295	588.6
Deferred income tax and social contribution on profit	(6,651)	(8,573)	(401)	-	(15,224)	(753)	-
OPERATIONAL EXPENSES / INCOME	21,961	16,670	22,037	(0.3)	38,631	44,032	(12.3)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(7,191)	(5,501)	(7,364)	(2.3)	(12,692)	(14,863)	(14.6)
Income tax and social contribution on profit	(6,772)	(8,198)	(6,423)	5.4	(14,970)	(15,703)	(4.7)
Deferred income tax and social contribution on profit	(419)	2,697	(941)	(55.4)	2,278	840	171.2
NET INCOME (LOSS)	14,770	11,169	14,673	0.7	25,939	29,169	(11.1)
EBITDA	32,842	29,035	29,635	10.8	61,877	58,491	5.8

52

* Amounts subject to rounding.

Earnings Release 2Q16

Exhibit III – Financial Statements by Company

Balance Sheet by Company

										R$'000
	Geração e
Assets - Jun-16		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão
CURRENT	662,637	2,902,396	170,936	108,801	75,515	390,382	203,983	890,433	(892,679)	4,512,404
Cash and cash equivalents	17,462	505,831	88,622	27,775	39,288	18,415	121,050	9,874	-	828,317
Bonds and securities	44,757	-	-	-	-	346,386	1,164	177	-	392,484
Collaterals and escrow accounts	-	18	-	177	-	-	-	127	-	322
Customers	401,266	2,006,079	42,697	74,456	22,942	10,406	48,700	-	(63,329)	2,543,217
Dividends receivable	30,791	-	-	-	-	-	8,719	796,371	(807,955)	27,926
Account receivable related to concession	22,174	-	-	-	-	-	-	-	-	22,174
Accounts receivable related to the concession compensation	-	-	-	-	-	-	-	-	-	-
Other current receivables	90,947	203,727	5,080	2,754	3,829	7,906	6,575	12,187	(2,802)	330,203
Inventories	26,948	95,336	18,074	2,026	-	-	-	-	-	142,384
Income tax and social contribution	-	-	12,126	364	-	5,849	2,496	46,293	-	67,128
Other current recoverable taxes	18,592	51,843	4,325	593	-	1,420	372	111	-	77,256
Prepaid expenses	9,700	20,080	12	656	9,456	-	514	-	-	40,418
Related parties	-	19,482	-	-	-	-	14,393	25,293	(18,593)	40,575
NON-CURRENT	13,160,708	7,217,527	643,074	389,207	650,451	382,036	2,416,627	16,661,761	(16,263,575)	25,257,816
Long Term Assets	3,341,738	1,935,275	67,587	83,420	40,890	2,056	149,205	1,980,301	(162,895)	7,437,577
Bonds and securities	92,420	1,375	-	6,283	-	-	78,518	-	-	178,596
Collaterals and escrow accounts	-	76,362	-	-	-	-	-	-	-	76,362
Customers	949	37,696	36,404	-	-	-	-	-	-	75,049
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,454,304	-	1,454,304
Judicial deposits	69,703	407,819	8,776	35,607	69	2,056	216	86,658	-	610,904
Account receivable related to concession	3,021,216	579,437	-	16,447	-	-	-	-	-	3,617,100
Accounts receivable related to the concession extension	59,339	-	-	-	-	-	-	-	-	59,339
Other receivables	18,539	26,802	81	1,860	-	-	-	-	-	47,282
Income tax and social contribution	591	15,550	-	-	-	-	-	144,844	-	160,985
Deferred income tax and social contribution	-	747,659	15,540	23,070	26,724	-	-	34,491	-	847,484
Other recoverable taxes	71,130	42,575	6,786	-	-	-	-	14	-	120,505
Prepaid Expenses	7,851	-	-	153	14,097	-	-	-	-	22,101
Receivables from subsidiaries	-	-	-	-	-	-	70,471	259,990	(162,895)	167,566
Investments	3,625,261	1,374	-	-	-	-	798,434	14,677,798	(16,510,383)	2,592,484
Property, Plant and Equipment, net	6,110,056	-	559,017	-	423,360	379,707	1,468,433	499	-	8,941,072
Intangible Assets	83,653	5,280,878	16,470	305,787	186,201	273	555	3,163	409,703	6,286,683
TOTAL	13,823,345	10,119,923	814,010	498,008	725,966	772,418	2,620,610	17,552,194	(17,156,254)	29,770,220
53

* Amounts subject to rounding.

Earnings Release 2Q16

										R$'000
	Geração e								Elimin. e
Assets - Jun-15		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding		Consolidado
	Transmissão								Reclassif.
CURRENT	1,126,427	4,310,200	77,510	261,401	46,886	829,716	139,151	461,942	(383,368)	6,869,865
Cash and cash equivalents	316,252	260,297	13,454	53,224	23,820	68,960	111,835	19,963	-	867,805
Bonds and securities	92,082	-	-	6,103	-	351,290	-	159	-	449,634
Collaterals and escrow accounts	-	20	-	1,779	-	-	5,321	-	-	7,120
Customers	307,376	1,896,982	40,747	193,895	20,504	401,271	316	-	(180,673)	2,680,418
Dividends receivable	14,015	-	-	-	-	-	15,473	202,165	(197,236)	34,417
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	99,905	-	99,905
Sectorial financial assets	-	1,551,712	-	-	-	-	-	-	-	1,551,712
Account receivable related to concession	8,047	-	-	-	-	-	-	-	-	8,047
Accounts receivable related to the concession compensation	248,540	-	-	-	-	-	-	-	-	248,540
Other current receivables	106,117	412,634	4,201	1,109	2,203	8,195	1,160	13,521	(135)	549,005
Inventories	29,229	88,833	14,357	2,293	-	-	-	-	-	134,712
Income tax and social contribution	231	28,069	816	-	-	-	3,453	121,416	-	153,985
Other current recoverable taxes	3,416	56,905	3,924	2,672	-	-	932	-	-	67,849
Prepaid expenses	1,122	14,748	11	326	359	-	150	-	-	16,716
Receivables from subsidiaries	-	-	-	-	-	-	511	4,813	(5,324)	-
NON-CURRENT	9,278,435	6,214,749	570,525	362,299	654,492	406,571	1,617,832	15,680,368	(13,708,935)	21,076,336
Long Term Assets	1,286,243	5,253,765	75,571	60,450	28,076	229	42,492	1,995,412	(126,334)	8,615,904
Bonds and securities	93,033	2,784	-	-	-	-	-	-	-	95,817
Collaterals and escrow accounts	-	66,528	-	-	-	-	-	-	-	66,528
Customers	2,846	36,861	38,714	-	-	-	-	-	-	78,421
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,253,874	-	1,253,874
Judicial deposits	58,813	325,206	7,078	37,040	52	229	100	274,305	-	702,823
Sectorial financial assets	-	153,540	-	-	-	-	-	-	-	153,540
Account receivable related to concession	749,802	4,324,645	-	7,478	-	-	-	-	-	5,081,925
Accounts receivable related to the concession extension	160,217	-	-	-	-	-	-	-	-	160,217
Other receivables	29,354	11,896	-	(4,693)	-	-	-	-	-	36,557
Income tax and social contribution	502	14,380	-	-	-	-	-	74,658	-	89,540
Other recoverable taxes	67,165	51,476	5,054	-	-	-	-	14	-	123,709
Deferred income tax and social contribution	124,511	266,449	24,725	20,450	28,024	-	-	124,299	-	588,458
Advances to suppliers	-	-	-	175	-	-	-	-	-	175
Receivables from subsidiaries	-	-	-	-	-	-	42,392	268,262	(126,334)	184,320
Investments	1,795,593	1,374	-	-	-	-	382,744	13,681,374	(14,004,162)	1,856,923
Property, Plant and Equipment, net	6,140,746	-	476,624	-	441,289	406,092	1,192,273	364	-	8,657,388
Intangible Assets	55,853	959,610	18,330	301,849	185,127	250	323	3,218	421,561	1,946,121
TOTAL	10,404,862	10,524,949	648,035	623,700	701,378	1,236,287	1,756,983	16,142,310	(14,092,303)	27,946,201
¹ Wind Farms, Copel Renováveis and Copel Participações

54

 Amounts subject to rounding.

Earnings Release 2Q16

										R$'000
	Geração e
Liabilities - Jun-16		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão
CURRENT	1,376,649	2,592,328	143,508	113,787	163,217	53,181	399,741	507,045	(893,499)	4,455,957
Social charges and accruals	51,463	138,548	17,625	6,979	292	262	2,684	4,814	-	222,667
Associated companies and parent company	-	-	-	-	-	-	18,594	-	(18,594)	-
Suppliers	323,695	743,750	12,649	73,219	3,118	21,641	110,340	7,333	(66,128)	1,229,617
Income Tax and Social Contribution payable	50,802	100,759	2,871	4,404	1,171	-	1,912	-	-	161,919
Other taxes	75,387	119,372	4,896	8,123	1,922	553	2,917	2,661	-	215,831
Loans and financing	96,610	196,792	6,014	-	-	-	28,684	137,202	(822)	464,480
Debentures	19,145	523,661	2,658	19,118	40,488	-	223,865	351,344	-	1,180,279
Dividends payable	445,363	200,000	94,201	-	51,234	30,717	7,955	3,319	(807,955)	24,834
Post employment benefits	10,903	30,683	1,677	-	15	-	28	161	-	43,467
Customer charges due	6,382	137,908	-	-	-	-	-	-	-	144,290
Research and development and energy efficiency	46,007	105,569	-	-	5,494	-	-	-	-	157,070
Payables related to concession	218,760	-	-	-	57,947	-	-	-	-	276,707
Sectorial financial liabilities	-	209,705	-	-	-	-	-	-	-	209,705
Other accounts payable	32,132	85,581	917	1,944	1,536	8	2,762	211	-	125,091
NON-CURRENT	4,088,005	2,757,825	229,890	65,181	508,773	19,157	812,061	1,673,698	(524,315)	9,630,275
Associated companies and parent company	-	-	-	-	-	-	432,688	-	(432,688)	-
Suppliers	5,923	-	-	-	-	-	-	-	-	5,923
Deferred income tax and social contribution	286,031	-	-	-	-	-	-	-	-	286,031
Tax liabilities	149,013	85,874	5,236	-	-	2,166	221	1,609	-	244,119
Loans and financing	1,741,959	679,491	18,755	-	-	-	366,914	883,560	(91,601)	3,599,078
Debentures	995,921	499,931	168,160	51,737	50,744	-	-	665,503	-	2,431,996
Post-employment benefits	163,572	389,000	23,476	4,221	-	-	2,502	11,659	-	594,430
Research and development and energy efficiency	60,104	202,679	-	-	-	16,991	-	-	-	279,774
Payables related to the concession	42,893	-	-	-	458,029	-	-	-	-	500,922
Sectorial financial liabilities	-	215,235	-	-	-	-	-	-	-	215,235
Other payables	16,279	-	-	8,517	-	-	9,715	33	(26)	34,518
Tax, social security, labor and civil provisions	626,310	685,615	14,263	706	-	-	21	111,334	-	1,438,249
EQUITY	8,358,691	4,769,770	440,612	319,040	53,976	700,080	1,408,808	15,371,451	(15,738,440)	15,683,988
Attributable to controlling shareholders	8,358,691	4,769,770	440,612	319,040	53,976	700,080	1,408,808	15,371,451	(16,050,978)	15,371,450
Capital	4,429,898	4,176,841	316,097	220,966	35,503	707,440	923,339	6,910,000	(10,810,084)	6,910,000
Advance for Future Capital Increase	602,000	-	-	-	-	-	479,368	-	(1,081,368)	-
Equity valuation adjustments	977,415	75,990	8,309	(538)	256	-	7,562	1,081,619	(1,068,994)	1,081,619
Legal Reserves	382,669	167,490	14,754	22,391	7,101	35,441	1,489	744,784	(631,336)	744,783
Retained earnigs	867,876	452,826	75,513	52,902	-	-	14,294	5,413,571	(1,463,411)	5,413,571
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	1,098,833	(103,377)	25,939	23,319	11,116	(42,801)	(17,244)	1,221,477	(995,785)	1,221,477
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	312,538	312,538
TOTAL	13,823,345	10,119,923	814,010	498,008	725,966	772,418	2,620,610	17,552,194	(17,156,254)	29,770,220
¹ Wind Farms, Copel Renováveis and Copel Participações

55

 Amounts subject to rounding.

Earnings Release 2Q16

										R$'000
	Geração e
Liabilities - Jun/15		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Transmissão
CURRENT	897,925	2,217,414	71,855	252,687	150,924	236,415	349,984	398,846	(392,043)	4,184,007
Social charges and accruals	43,084	114,512	15,600	6,876	295	190	2,116	13,126	-	195,799
Associated companies and parent company	-	-	-	-	-	-	11,993	-	(11,993)	-
Suppliers	351,463	1,065,367	10,848	204,405	8,517	140,770	184,928	3,809	(182,108)	1,787,999
Income Tax and Social Contribution payable	224,565	-	2,482	2,786	352	91,407	523	-	-	322,115
Other taxes	67,792	109,634	3,411	9,568	1,686	1,974	2,577	914	-	197,556
Loans and financing	114,455	226,608	5,744	-	-	-	20,298	352,217	(706)	718,616
Debentures	15,958	22,220	-	14,057	40,490	-	111,648	18,520	-	222,893
Dividends payable	-	124,791	31,300	14,337	42,557	-	4,043	4,136	(197,236)	23,928
Post employment benefits	9,422	26,402	1,280	-	-	-	12	7	-	37,123
Customer charges due	5,284	212,722	-	-	-	-	-	-	-	218,006
Research and development and energy efficiency	39,654	117,507	-	-	4,493	2,031	-	-	-	163,685
Payables related to concession	3,694	-	-	-	51,447	-	-	-	-	55,141
Other accounts payable	22,554	197,651	1,190	658	1,087	43	11,846	6,117	-	241,146
NON-CURRENT	3,518,221	3,049,542	102,154	71,304	505,767	13,902	872,336	1,944,777	(471,952)	9,606,051
Associated companies and parent company	-	-	11,900	-	-	-	372,648	-	(384,548)	-
Suppliers	14,249	-	-	-	-	-	-	-	-	14,249
Deferred income tax and social contribution	-	-	-	-	-	-	-	-	-	-
Tax liabilities	182,610	71,026	4,192	-	-	-	109	1,148	-	259,085
Loans and financing	1,175,181	682,453	24,656	-	-	-	274,621	622,535	(83,236)	2,696,210
Debentures	994,421	999,178	-	48,170	91,230	-	222,000	995,807	-	3,350,806
Post-employment benefits	230,741	612,650	54,257	4,844	-	-	2,714	9,020	-	914,226
Research and development and energy efficiency	58,732	142,748	-	-	-	13,902	-	-	-	215,382
Payables related to the concession	40,875	-	-	-	414,537	-	-	-	-	455,412
Other payables	52	-	-	1,360	-	-	244	4,167	(4,168)	1,655
Tax, social security, labor and civil provisions	821,360	541,487	7,149	16,930	-	-	-	312,100	-	1,699,026
EQUITY	5,988,716	5,257,993	474,026	299,709	44,687	985,970	534,663	13,798,687	(13,228,308)	14,156,143
Attributable to controlling shareholders	5,988,716	5,257,993	474,026	299,709	44,687	985,970	534,663	13,798,687	(13,585,764)	13,798,687
Capital	3,505,994	3,342,841	304,198	135,943	35,503	707,440	644,439	6,910,000	(8,676,358)	6,910,000
Advance for Future Capital Increase	-	642,000	-	-	-	-	-	-	(642,000)	-
Reservas de capital	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	1,052,906	(108,193)	(16,876)	(1,548)	256	-	(2,016)	925,657	(924,529)	925,657
Legal Reserves	331,298	157,187	12,022	21,238	5,500	23,299	1,177	685,147	(551,721)	685,147
Retained earnigs	514,415	1,052,826	145,513	122,393	-	-	18,361	4,516,825	(1,853,508)	4,516,825
Additional proposed dividends	-	-	-	-	-	-	-	-	-	-
Accrued earnings (losses)	584,103	171,332	29,169	21,683	3,428	255,231	(127,298)	761,058	(937,648)	761,058
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	357,456	357,456
TOTAL	10,404,862	10,524,949	648,035	623,700	701,378	1,236,287	1,756,983	16,142,310	(14,092,303)	27,946,201

56

 Amounts subject to rounding.

Earnings Release 2Q16

Income Statement by Company

											R$'000
	Geração e Transmissão									Elimin. e
Income Statement 1H16			Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding		Consolidated
	Generation Transmission									Reclassif.
NET OPERATING INCOME	1,183,760	1,321,102	3,807,700	156,461	305,177	124,739	57,105	106,611	-	(294,461)	6,768,194
Electricity sales to final customers	285,844	-	2,775,995	-	-	-	-	-	-	(2,163)	3,059,676
Electricity sales to distributors	880,136	-	290,703	-	-	124,739	57,105	106,611	-	(148,343)	1,310,951
Use of the main distribution and transmission grid (TUSD/ TUST)	-	1,124,588	1,568,385	-	-	-	-	-	-	(47,428)	2,645,545
Construction revenue	-	192,879	366,194	-	13,372	-	-	-	-	-	572,445
Telecommunications	-	-	-	138,926	-	-	-	-	-	(14,936)	123,990
Distribution of piped gas	-	-	-	-	291,805	-	-	-	-	(41,637)	250,168
Sectoral assets and liabilities result	-	-	(1,254,487)	-	-	-	-	-	-	-	(1,254,487)
Other operating revenues	17,780	3,635	60,910	17,535	-	-	-	-	-	(39,954)	59,906
OPERATING COSTS AND EXPENSES	(583,840)	(247,361)	(4,140,610)	(111,524)	(268,615)	(49,029)	(117,681)	(61,220)	130,243	294,479	(5,155,158)
Energy purchased for resale	(36,784)	-	(2,348,021)	-	-	(17,093)	-	(71)	-	148,325	(2,253,644)
Charges of the main distribution and transmission grid	(130,485)	-	(370,154)	-	-	(4,801)	(10,677)	(7,220)	-	45,661	(477,676)
Personnel and management	(85,163)	(41,224)	(345,067)	(43,233)	(17,014)	(1,646)	(1,377)	(9,843)	(15,936)	-	(560,503)
Private pension and health plans	(19,997)	(9,824)	(77,680)	(9,427)	(1,306)	(44)	(146)	(2,199)	(5,405)	-	(126,028)
Materials	(6,169)	(2,360)	(32,591)	(1,042)	(804)	(157)	(232)	(105)	(184)	-	(43,644)
Raw material and supplies - energy production	(10,994)	-	-	-	-	-	(48,855)	-	-	41,637	(18,212)
Natural gas and supplies for gas business	-	-	-	-	(199,765)	-	-	-	-	-	(199,765)
Third-party services	(39,913)	(10,554)	(172,314)	(20,614)	(8,936)	(6,004)	(43,322)	(10,586)	(7,945)	53,831	(266,357)
Depreciation and amortization	(138,715)	(1,170)	(135,176)	(16,940)	(11,928)	(13,436)	(10,860)	(23,945)	(577)	-	(352,747)
Provisions and reversals	(6,697)	(3,173)	(218,389)	(6,977)	(705)	-	-	(42)	179,147	20	(56,816)
Construction cost	-	(173,938)	(366,194)	-	(13,372)	-	-	-	-	-	(553,504)
Other operating costs and expenses	(108,923)	(5,118)	(75,024)	(13,291)	(14,785)	(5,848)	(2,212)	(7,209)	(18,857)	5,005	(246,262)
EQUITY IN EARNINGS OF SUBSIDIARIES	2,767	43,920	-	-	-	-	-	30,906	982,408	(955,292)	104,709
OPERATIONAL EXPENSES / INCOME	602,687	1,117,661	(332,910)	44,937	36,562	75,710	(60,576)	76,297	1,112,651	(955,274)	1,717,745
FINANCIAL RESULTS	(167,394)	(59,504)	177,213	(6,306)	(404)	(58,885)	17,775	(26,157)	93,549	-	(30,113)
Income tax and social contribution on profit	29,271	4,793	339,133	8,918	7,530	1,839	18,577	13,109	238,361	(1,342)	660,189
Deferred income tax and social contribution on profit	(196,665)	(64,297)	(161,920)	(15,224)	(7,934)	(60,724)	(802)	(39,266)	(144,812)	1,342	(690,302)
EARNINGS BEFORE INCOME TAXES	435,293	1,058,157	(155,697)	38,631	36,158	16,825	(42,801)	50,140	1,206,200	(955,274)	1,687,632
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(144,956)	(344,675)	52,320	(12,692)	(12,839)	(5,708)	-	(6,681)	(79,734)	-	(554,965)
NET INCOME	290,337	713,482	(103,377)	25,939	23,319	11,117	(42,801)	43,459	1,126,466	(955,274)	1,132,667
Attributed to controlling shareholders	290,337	713,482	(103,377)	25,939	11,893	7,782	(34,242)	43,459	1,126,466	-	1,126,466
Attributed to non-controlling interest	-	-	-	-	11,426	3,335	(8,559)	-	-	-	6,202
EBITDA	741,402	1,118,831	(197,734)	61,877	48,490	89,146	(49,716)	100,242	1,113,228	(955,274)	2,070,492
¹ Wind Farms, Copel Renováveis and Copel Participações
57

 Amounts subject to rounding.

Earnings Release 2Q16

											R$'000
	Geração e Transmissão									Elimin. e
Income Statement 1H15			Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding		Consolidated
	Generation Transmission									Reclassif.
NET OPERATING INCOME	1,337,060	231,433	5,080,829	132,637	879,290	115,358	1,120,273	57,321	-	(808,261)	8,145,940
Electricity sales to final customers	286,045	-	2,465,120	-	-	-	-	-	-	(2,007)	2,749,158
Electricity sales to distributors	1,041,564	-	140,134	-	-	115,358	1,120,269	57,321	-	(140,020)	2,334,626
Use of the main distribution and transmission grid (TUSD/ TUST)	-	124,761	989,020	-	-	-	-	-	-	(38,044)	1,075,737
Construction revenue	-	94,084	402,305	-	44,805	-	-	-	-	-	541,194
Telecommunications	-	-	-	112,916	-	-	-	-	-	(14,011)	98,905
Distribution of piped gas	-	-	-	-	834,485	-	-	-	-	(573,808)	260,677
Sectoral assets and liabilities result	-	-	1,039,021								1,039,021
Other operating revenues	9,451	12,588	45,229	19,721	-	-	4	-	-	(40,371)	46,622
OPERATING COSTS AND EXPENSES	(945,837)	(213,250)	(4,951,782)	(89,147)	(846,811)	(59,544)	(751,523)	(117,752)	(71,526)	812,428	(7,234,744)
Energy purchased for resale	(241,060)	-	(3,349,515)	-	-	(30,799)	-	(85,929)	-	139,933	(3,567,370)
Charges of the main distribution and transmission grid	(120,541)	-	(304,311)	-	-	(4,368)	(9,392)	(4,887)	-	36,791	(406,708)
Personnel and management	(73,241)	(35,246)	(288,766)	(37,514)	(14,686)	(1,497)	(1,035)	(9,206)	(32,579)	-	(493,770)
Private pension and health plans	(19,236)	(9,233)	(82,540)	(8,666)	(1,104)	-	(130)	(1,001)	(3,988)	-	(125,898)
Materials	(6,150)	(1,682)	(28,100)	(917)	(835)	(81)	(95)	(97)	(269)	-	(38,226)
Raw material and supplies - energy production	(13,656)	-	-	-	-	-	(694,415)	-	-	575,017	(133,054)
Natural gas and supplies for gas business	-	-	-	-	(755,978)	-	-	-	-	-	(755,978)
Third-party services	(42,775)	(10,204)	(172,188)	(15,342)	(8,278)	(5,035)	(27,166)	(2,554)	(5,230)	55,180	(233,592)
Depreciation and amortization	(139,864)	(1,835)	(115,460)	(15,001)	(9,722)	(13,418)	(17,317)	(10,329)	(2,163)	-	(325,109)
Provisions and reversals	(204,709)	(34,991)	(146,779)	(2,402)	(431)	401	-	-	(18,949)	4,168	(403,692)
Construction cost	-	(114,969)	(402,305)	-	(44,805)	-	-	-	-	-	(562,079)
Other operating costs and expenses	(84,605)	(5,090)	(61,818)	(9,305)	(10,972)	(4,747)	(1,973)	(3,749)	(8,348)	1,339	(189,268)
EQUITY IN EARNINGS OF SUBSIDIARIES	153,138	57,416	-	-	-	-	-	(33,448)	767,946	(853,243)	91,809
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	544,361	75,599	129,047	43,490	32,479	55,814	368,750	(93,879)	696,420	(849,076)	1,003,005
FINANCIAL RESULTS	(14,988)	91,034	135,842	542	1,447	(50,638)	17,734	(6,475)	(12,984)	-	161,514
Income tax and social contribution on profit	23,822	97,024	260,351	1,295	5,264	999	21,131	7,629	111,008	(12)	528,511
Deferred income tax and social contribution on profit	(38,810)	(5,990)	(124,509)	(753)	(3,817)	(51,637)	(3,397)	(14,104)	(123,992)	12	(366,997)
EARNINGS BEFORE INCOME TAXES	529,373	166,633	264,889	44,032	33,926	5,176	386,484	(100,354)	683,436	(849,076)	1,164,519
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(133,910)	(29,744)	(93,557)	(14,863)	(12,243)	(1,748)	(131,253)	(1,066)	25,871	-	(392,513)
NET INCOME	395,463	136,889	171,332	29,169	21,683	3,428	255,231	(101,420)	709,307	(849,076)	772,006
Attributed to controlling shareholders	395,463	136,889	171,332	29,169	11,059	2,400	204,184	(101,420)	709,307	-	709,307
Attributed to non-controlling interest	-	-	-	-	10,624	1,028	51,047	-	-	-	62,699
EBITDA	684,225	77,434	244,507	58,491	42,201	69,232	386,067	(83,550)	698,583	(849,076)	1,328,114
¹ Wind Farms, Copel Renováveis and Copel Participações

58

 Amounts subject to rounding.

Earnings Release 2Q16

											R$'000
	Geração e Transmissão
Income Statement 2Q16			Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Generation	Transmission
NET OPERATING INCOME	599,941	1,153,206	1,730,422	78,376	145,335	64,313	1,353	58,216	-	(136,606)	3,694,556
Electricity sales to final customers	146,088	-	1,335,275	-	-	-	-	-	-	(1,001)	1,480,362
Electricity sales to distributors	446,973	-	134,056	-	-	64,313	1,353	58,216	-	(75,966)	628,945
Use of the main distribution and transmission grid	-	1,047,297	767,801	-	-	-	-	-	-	(23,770)	1,791,328
Construction revenue	-	104,084	188,853	-	8,355	-	-	-	-	-	301,292
Telecommunications	-	-	-	69,117	-	-	-	-	-	(7,624)	61,493
Distribution of piped gas	-	-	-	-	136,980	-	-	-	-	(10,004)	126,976
Sectorial assets and liabilities result	-	-	(727,285)	-	-	-	-	-	-	-	(727,285)
Other operating revenues	6,880	1,825	31,722	9,259	-	-	-	-	-	(18,241)	31,445
OPERATING COSTS AND EXPENSES	(300,563)	(139,858)	(1,968,417)	(54,078)	(121,679)	(26,884)	(42,636)	(30,284)	165,579	135,885	(2,382,935)
Energy purchased for resale	(24,997)	-	(1,094,179)	-	-	(10,910)	-	(37)	-	76,350	(1,053,773)
Charges of the main distribution and transmission grid	(65,009)	-	(161,014)	-	-	(2,384)	(5,327)	(3,648)	-	24,387	(212,995)
Personnel and management	(42,686)	(22,212)	(175,298)	(22,441)	(9,119)	(905)	(814)	(5,417)	(6,480)	-	(285,372)
Private pension and health plans	(9,730)	(5,102)	(38,660)	(4,613)	(661)	(23)	(74)	(1,314)	(2,343)	-	(62,520)
Materials	(2,630)	(1,121)	(15,102)	(687)	(405)	(101)	(96)	(68)	(119)	-	(20,329)
Raw material and supplies - energy production	(7,009)	-	-	-	-	-	(10,713)	-	-	10,004	(7,718)
Natural gas and supplies for gas business	-	-	-	-	(85,114)	-	-	-	-	-	(85,114)
Third-party services	(20,685)	(5,816)	(87,410)	(10,537)	(5,074)	(3,035)	(19,203)	(4,159)	(5,336)	25,188	(136,067)
Depreciation and amortization	(65,059)	(807)	(68,886)	(8,544)	(6,002)	(6,721)	(5,428)	(11,971)	(293)	-	(173,711)
Provisions and reversals	(11,986)	(5,726)	(106,286)	(1,741)	(535)	-	-	(42)	190,541	20	64,245
Construction cost	-	(97,431)	(188,853)	-	(8,355)	-	-	-	-	-	(294,639)
Other operating costs and expenses	(50,772)	(1,643)	(32,729)	(5,515)	(6,414)	(2,805)	(981)	(3,628)	(10,391)	(64)	(114,942)
EQUITY IN EARNINGS OF SUBSIDIARIES	4,476	21,562	-	-	-	-	-	22,308	820,042	(811,573)	56,815
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	303,854	1,034,910	(237,995)	24,298	23,656	37,429	(41,283)	50,240	985,621	(812,294)	1,368,436
FINANCIAL RESULTS	(53,762)	(29,540)	139,173	(2,337)	675	(29,247)	12,801	(12,690)	101,933	742	127,748
Financial income	18,922	1,825	223,915	4,314	3,676	864	13,189	6,881	173,234	(600)	446,220
Financial expenses	(72,684)	(31,365)	(84,742)	(6,651)	(3,001)	(30,111)	(388)	(19,571)	(71,301)	1,342	(318,472)
OPERATIONAL EXPENSES / INCOME	250,092	1,005,370	(98,822)	21,961	24,331	8,182	(28,482)	37,550	1,087,554	(811,552)	1,496,184
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(82,290)	(334,571)	34,592	(7,191)	(8,628)	(2,776)	-	(4,148)	(94,594)	-	(499,606)
NET INCOME	167,802	670,799	(64,230)	14,770	15,703	5,406	(28,482)	33,402	992,960	(811,552)	996,578
Attributed to controlling shareholders	167,802	670,799	(64,230)	14,770	8,010	3,784	(22,786)	33,402	992,960	143,722	992,960
Attributed to non-controlling interest	-	-	-	-	7,693	1,622	(5,696)	-	-	-	3,619
EBITDA	368,913	1,035,717	(169,109)	32,842	29,658	44,150	(35,855)	62,211	985,914	(812,294)	1,542,147
¹ Wind Farms, Copel Renováveis and Copel Participações

59

 Amounts subject to rounding.

Earnings Release 2Q16

											R$'000
	Geração e Transmissão
Income Statement 2Q15			Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
	Generation	Transmission
NET OPERATING INCOME	532,308	127,272	2,482,152	67,870	470,339	58,659	560,213	42,137	-	(432,112)	3,908,838
Electricity sales to final customers	145,575	-	1,275,981	-	-	-	-	-	-	(1,098)	1,420,458
Electricity sales to distributors	386,409	-	65,312	-	-	58,661	560,213	42,137	-	(71,126)	1,041,606
Use of the main distribution and transmission grid	-	59,871	440,337	-	-	-	-	-	-	(19,576)	480,632
Construction revenue	-	55,770	198,153	-	19,039	-	-	-	-	-	272,962
Telecommunications	-	-	-	58,308	-	-	-	-	-	(7,005)	51,303
Distribution of piped gas	-	-	-	-	451,307	-	-	-	-	(312,105)	139,202
Sectorial assets and liabilities result	-	-	478,136	-	-	-	-	-	-	-	478,136
Other operating revenues	324	11,631	24,233	9,562	(7)	(2)	-	-	-	(21,202)	24,539
OPERATING COSTS AND EXPENSES	(553,860)	(123,746)	(2,342,808)	(45,901)	(451,207)	(28,585)	(421,425)	(66,123)	(29,558)	436,280	(3,626,933)
Energy purchased for resale	(221,895)	-	(1,565,620)	-	-	(14,538)	-	(44,691)	-	71,126	(1,775,618)
Charges of the main distribution and transmission grid	(59,156)	-	(146,615)	-	-	(2,262)	(4,598)	(2,602)	-	18,937	(196,296)
Personnel and management	(37,253)	(17,943)	(143,388)	(19,372)	(7,782)	(788)	(615)	(5,267)	(17,561)	-	(249,969)
Private pension and health plans	(9,445)	(4,525)	(40,292)	(4,274)	(561)	-	(57)	(522)	(2,034)	-	(61,710)
Materials	(3,219)	(806)	(12,173)	(484)	(482)	(53)	(57)	(44)	(205)	-	(17,523)
Raw material and supplies - energy production	(7,929)	-	-	-	-	-	(391,315)	-	-	312,915	(86,329)
Natural gas and supplies for gas business	-	-	-	-	(405,422)	-	-	-	-	-	(405,422)
Third-party services	(22,311)	(5,192)	(89,739)	(7,505)	(4,575)	(2,584)	(15,131)	(1,853)	(3,211)	27,745	(124,356)
Depreciation and amortization	(68,673)	(1,209)	(56,369)	(7,666)	(4,956)	(6,709)	(8,659)	(10,329)	(1,268)	-	(165,838)
Provisions and reversals	(95,174)	(19,889)	(67,963)	(778)	(358)	401	-	-	(3,326)	4,168	(182,919)
Construction cost	-	(71,701)	(198,153)	-	(19,039)	-	-	-	-	-	(288,893)
Other operating costs and expenses	(28,805)	(2,481)	(22,496)	(5,822)	(8,032)	(2,052)	(993)	(815)	(1,953)	1,389	(72,060)
EQUITY IN EARNINGS OF SUBSIDIARIES	59,930	27,303	-	-	-	-	-	(3,784)	304,726	(342,728)	45,447
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	38,378	30,829	139,344	21,969	19,132	30,074	138,788	(27,770)	275,168	(338,560)	327,352
FINANCIAL RESULTS	(9,666)	82,309	77,912	68	(317)	(25,887)	12,256	(5,392)	(10,654)	-	120,629
Financial income	16,841	86,857	130,559	469	2,757	493	12,984	2,827	54,850	(2)	308,635
Financial expenses	(26,507)	(4,548)	(52,647)	(401)	(3,074)	(26,380)	(728)	(8,219)	(65,504)	2	(188,006)
OPERATIONAL EXPENSES / INCOME	28,712	113,138	217,256	22,037	18,815	4,187	151,044	(33,162)	264,514	(338,560)	447,981
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	1,283	(19,330)	(74,761)	(7,364)	(6,838)	(1,415)	(51,159)	2,793	10,825	-	(145,966)
NET INCOME	29,995	93,808	142,495	14,673	11,977	2,772	99,885	(30,369)	275,339	(338,560)	302,015
Attributed to controlling shareholders	-	-	-	-	-	-	-	-	-	-	275,339
Attributed to non-controlling interest	-	-	-	-	-	-	-	-	-	-	26,676
EBITDA	107,051	32,038	195,713	29,635	24,088	36,783	147,447	(17,441)	276,436	(338,560)	493,190
¹ Wind Farms, Copel Renováveis and Copel Participações

60

 Amounts subject to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 16, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.